
08024961



FuelCell Energy



clean energy



Financial Highlights

Fiscal Year Ended October 31, *(Dollars in thousands, except per share data)*	2007	2006	2005	2004	2003
Product sales and revenues	$ 32,517	$ 21,514	$ 17,398	$ 12,636	$ 16,081
Research and development contract revenues	$ 15,717	$ 11,774	$ 12,972	$ 18,750	$ 17,709
Total revenues	$ 48,234	$ 33,288	$ 30,370	$ 31,386	$ 33,790
Net loss to common shareholders	$ (71,882)	$ (84,222)	$ (74,263)	$ (87,407)	$ (67,414)
Basic and diluted loss per share:					
Continuing operations	$ (1.16)	$ (1.65)	$ (1.51)	$ (1.84)	$ (1.71)
Discontinued operations	$ —	$ —	$ (0.03)	$ 0.01	$ —
Net loss to common shareholders	$ (1.16)	$ (1.65)	$ (1.54)	$ (1.83)	$ (1.71)
Total assets	$253,188	$206,652	$265,520	$236,510	$223,363
Total shareholders' equity	$134,022	$100,795	$130,964	$202,705	$205,085
Total cash and investments	$153,631	$120,587	$179,960	$152,395	$153,440

ultra-clean, efficient and reliable power generation



From left to right: **Sheraton New York Hotel & Towers, New York, New York; NTT Facilities, Sendai City, Japan; FuelCell Energy's manufacturing facility, Torrington, Connecticut.**

THE DIRECT FUELCELL ADVANTAGE

FuelCell Energy, Inc. (NASDAQ NM: FCEL) is the world leader in the development and manufacture of highly efficient fuel cell power plants for ultra-clean, reliable power generation. Our Direct FuelCell® (DFC®) power plants produce power electrochemically–at 47 percent electrical efficiency compared with 30 to 40 percent for competing distributed generation technologies.The absence of combustion results in near-zero nitrous oxides (NOx), sulfur oxides (SOx) and particulate matter. Additionally, due to their high electrical efficiency levels, DFC power plants produce much lower carbon dioxide (CO_2) than other distributed generation power plants of similar size. When our fuel cells' byproduct of high-grade heat is used in Combined Heat and Power (CHP) applications, efficiency can increase to 80 percent and beyond, depending on the application. Our fuel cell power plants are highly reliable, delivering over 90 percent availability, and are scalable for commercial, industrial, municipal and grid applications from 300 kilowatts to 50 megawatts.

On the cover from left to right: **NTT Facilities, Sendai City, Japan; TST, Inc., Fontana, California; FuelCell Energy's 1.2 MW DFC1500 power plant.**

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2007, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.



R. Daniel Brdar
Chairman, President and
Chief Executive Officer

To Our Shareholders:

We experienced strong demand for our products in 2007. Product sales and revenues increased 51 percent over the prior year. We added strong new distribution partnerships with POSCO Power, the largest independent power producer in South Korea and The Linde Group, the world's largest industrial gas company. These partnerships opened new markets for us in South Korea and the U.S. and produced strong order flow contributing to a greater than 100% increase in our order backlog compared to last year.

In January 2008, the Connecticut Department of Public Utility Control approved 16.2 megawatts (MW) of projects using six of our 2.4 MW DFC3000 fuel cells. The projects will be our first participation in the large developing markets for state-mandated Renewable Portfolio Standards (RPS) that require utilities to provide a significant percentage of their power generation from ultra-clean, renewable sources. There are now 25 states plus the District of Columbia with RPS programs looking to obtain over 25,000 MW of renewable power by 2017.

Our backlog entering 2008 is 25 MW not including the 16.2 MW from the Connecticut projects which will be added when finalized. In response to the growing demand from Asia and California, we successfully ramped up our manufacturing production rate to 25 MW annually in January and are in the process of increasing our annual production capacity from 50 MW to 60 MW.

We made substantial progress reducing product cost for our 300 kilowatt (kW) DFC300 and our 1.2 MW DFC1500 products. We have continued to drive down product costs because cost reductions, along with increased sales volume, are the essential pieces of our strategy to achieve profitability.

STRONG ALLIANCES

Global Relationships

Global Orders During 2007

Early in the year, we signed a 10-year manufacturing and distribution agreement with POSCO Power, South Korea's largest independent power producer. POSCO Power has 1,800 MW of generating capacity, and is a subsidiary of POSCO, one of the world's largest steel manufacturers. POSCO Power quickly took the initial steps to establish a strong presence in the South Korean market for ultra-clean, grid-support fuel cell power, ordering 7.8 MW of DFC power plants during fiscal 2007. Further demonstrating the market need for large, economical power plants, POSCO Power ordered another two 2.4 MW DFC3000 power plants in December 2007 bringing its total orders to 12.6 MW, of which 12 MW were for MW-class power plants. POSCO Power also broke ground on a manufacturing facility which is expected to be complete by the end of 2008. This facility will be capable of producing 50 MW of fuel cell balance of plant equipment annually that will be combined with our fuel cell modules. POSCO Power also formed a fuel cell marketing partnership with KEPCO, South Korea's electric utility company.

fuelcell energy

We sold 12 MW of power plants for grid-support and over 7 MW for wastewater treatment in calendar 2007.

The California market continued to grow for our fuel cells--especially those running on renewable fuel. California orders totaled 3.7 MW for the fiscal year and 8.35 MW for the calendar year. We received orders from the cities of Riverside and Rialto, the Turlock Irrigation District, Eastern Municipal Water District and The Linde Group (Linde), all biogas operations. Linde will use renewable gas at the Point Loma Wastewater Treatment Plant outside of San Diego, using a DFC300 to power its operations, and then transport the biogas to three customer sites to power DFC1500 plants. As we go forward, the Linde model enables access to renewable fuel for customers beyond the actual wastewater treatment site.

We were very pleased to announce that Pepperidge Farm, a division of the Campbell Soup Company, ordered a DFC1500 to add to its existing DFC300 at its bakery in Connecticut. Repeat customers confirm that we are fulfilling the promise of ultra-clean power, reliably and economically. Another household name, Ford Motor Co., ordered a DFC300 for its facility in Oakville, Ontario, which will use paint fumes from its enamel and clear coat operations as fuel for the power plant. On Kauai, the U.S. Navy's Pacific Missile Range Facility will generate ultra-clean power with our DFC300 using propane which is more readily available at the remote base than natural gas. Unique applications like these are great examples of our power plants' fuel flexibility and indicative of the way in which a wide variety of industries can lower their emissions and energy costs.



City of Tulare, California
Three DFC power plants run on renewable dairy processing byproducts.

Connecticut's RPS mandates that 20 percent of its power come from clean sources by 2020. The 16.2 MW of our projects approved by the Department of Public Utility Control represent a solid beginning for Connecticut's efforts to satisfy its goals for clean, grid-support energy. This also confirms that large, DFC fuel cell power plants can be a significant and necessary part of RPS mandates worldwide.

One of the projects approved under Project 150 is a 9 MW DFC-ERG™ power plant, co-developed with Enbridge, Inc. of Calgary, Canada. The DFC-ERG combines 7.2 MW of our fuel cells with a turbo expander to create ultra-clean power with up to 60 percent electrical efficiency. The DFC-ERG operates at natural gas let-down stations where gas is taken from transcontinental pipelines and depressurized for local delivery. The potential market for this highly efficient new application extends globally–anywhere that natural gas is being used.



POSCO installed a DFC300 at Korea–South East Power (Kosep) located in Gyeonggi Province, South Korea.

Applications like these will avoid the generation of thousands of tons of carbon dioxide in the years ahead and our customers will benefit from the reduced energy costs that result from the increased efficiency of our ultra-clean power plants.

Orders for MW-class power plants are increasing. In calendar 2007, we received orders for 13 MW-class units compared to two in calendar 2006.

Cost Out Program Results

We made important strides in reducing product costs. We reduced the product cost of our 300 kW DFC300 and 1.2 MW DFC1500 power plants 14 percent and 24 percent, respectively. Our cost out program emphasized continuous value engineering, development and application of technological advances and more efficient materials sourcing.

Government Research and Development Contracts

At FuelCell Energy, our research and development efforts continue to deliver results:

- As part of the program created by the Department of Energy's Office of Fossil Energy Solid State Energy Conversion Alliance (SECA) to develop multi-MW coal-based solid oxide fuel cell (SOFC) power plants, our subcontractor, Versa Power, achieved a four-fold scale-up of its SOFC cell technology. At the same time, we completed the preliminary design of a MW-class SOFC power module and balance of plant.
- Under contract to the U.S. Army, Construction Engineering Research Laboratory (CERL), we are developing an electrochemical hydrogen separation (EHS) system that can be combined with a DFC fuel cell to cost-effectively produce electricity, thermal energy and hydrogen, which can be used as a fuel for hydrogen vehicles and industrial uses. We have now scaled up the active area of the prototype separation system and successfully tested it for 2,000 hours.
- In a parallel effort under a Small Business Innovation Research grant from the Department of Energy, we are developing an electrochemical hydrogen compressor for storage or transportation that is expected to be more cost effective and efficient than competing mechanical technologies.

Board of Directors Changes

Warren D. Bagatelle, one of our longest serving Board members, passed away on May 31, 2007. Warren was instrumental in our successful transition from a research-based company to a commercial products company during his 19 years on our Board. His guidance will be greatly missed.

Michael Bode, CEO of CFC Solutions GmbH (a wholly-owned subsidiary of the Tognum Group), retired from our Board after 14 years of service. We thank him for his dedication and his valuable contributions.

During the last twelve months, we added Messrs. Glenn Epstein, Richard Bromley, Christof von Branconi and Secretary Togo Dennis West, Jr. to our Board of Directors. We welcome our new Board members and look forward to their contributions to the future success of our Company.

Financial Highlights

Fiscal 2007 financial results showed continuing improvement. We succeeded in making solid progress on our key financial metrics, including revenues, product costs, backlog and cash use.

Sales and revenues for fiscal 2007 were $48.2 million, an increase of 45 percent from the $33.3 million reported for 2006. Product sales and revenues grew at an even faster pace, reaching $32.5 million, a 51 percent improvement over last year's $21.5 million. We narrowed the net loss to common shareholders to $71.9 million, or $1.16 per basic and diluted share for fiscal 2007, compared to a net loss to common shareholders of $84.2 million or $1.65 per basic and diluted share last year. The improvement in our results was largely due to higher sales of MW-class products which have better gross margins than our sub-MW products and our cost reduction successes.



Dublin San Ramon Services District
Two DFC300 power plants run this regional wastewater treatment facility in Pleasanton, California.

The Company's product revenue backlog increased substantially, reaching $57.8 million at fiscal year-end, more than twice the $27.9 million reported last year. Adding the November and December 2007 orders from POSCO Power, The Linde Group and Eastern Municipal Wastewater, increases our backlog by $35 million, bringing our product revenue backlog to approximately $93 million at December 31, 2007, the highest in the Company's history.

We will begin 2008 producing ultra-clean DFC power plants at a 25 MW run rate—twice the rate we did in 2007.

Emerging Clean Energy Markets

The desire for clean energy has swept the globe during the last several years. Among industrialized nations, "green" initiatives are fostering both public and private programs that set high priorities for environmental sustainability and emissions reduction. The Kyoto Protocols, last year's Bali Roadmap, and the establishment of regional initiatives to reduce greenhouse gases, all attest to the world's determination to ensure a cleaner environment for future generations.

The market potential for renewable power generation is substantial. In 2005, 18,235 trillion watt hours of electricity were produced worldwide of which approximately 67 percent was generated with traditional combustion power plants using coal, oil and natural gas and only 16.4 percent was from renewable resources.[1] DFC power plants are well-suited for utility-scale grid applications in states with RPS programs and are an essential part of any grid-support clean energy solution.

Our products produce electricity more cleanly and efficiently than combustion power plants of similar size. Compared to intermittent technologies that depend on the sun and wind, DFC units provide baseload, reliable power for 24/7 operation. With global demand increasing for clean power solutions, we are well-positioned to capitalize on these opportunities.

PREPARED TO MEET THE DEMAND

Energized Growth



California State University, Northridge
Four DFC300 power plants power the CSUN's Student Union Conference and Recreation facilities and provide heat to the swimming pool.

Exciting 2008 Outlook

With our strong backlog of orders, this year promises to be an exciting one for our Company. We are beginning 2008 with a 25 MW backlog and a 25 MW annual production rate. In addition, we are in the first phases of a plant expansion raising our production capacity from 50 MW to 60 MW annually. To add to the 25 MW backlog, we currently have visibility into 16.2 MW of projects approved under Connecticut Project 150 in January.

In addition to Connecticut, we anticipate order flow from California as we target government agencies, universities, businesses and hospitals. Similar to wastewater treatment facilities, our leading application in California, we expect these organizations to increasingly view DFC power plants as a significant way to obtain 24/7, reliable electricity while helping them eliminate pollution and reduce greenhouse gas emissions.

In South Korea, POSCO Power is scheduled to open its 50 MW facility in 2008 to manufacture balance of plants. By 2010, POSCO Power expects to have 100 MW of capacity in place. We expect POSCO Power to use this capacity to supply multi-MW power plants for grid support.

Due to the increasing demand in the marketplace for our MW-class products, our cost-out efforts for 2008 are focused on our DFC1500 and DFC3000 power plants. We are targeting a 20 percent cost reduction, stemming from manufacturing improvements, an additional increase in power output and continued execution of our global sourcing program. We believe that the resulting lower cost-per-kilowatt of electricity generated, along with increased sales volume, will continue to move us to profitability.

As always, thank you for your support.



R. Daniel Brdar
Chairman, President and Chief Executive Officer

[1] International Energy Agency Key World Energy Statistics 2007, IEA.org

Financial Information

Selected Financial Data 6

Management's Discussion and Analysis
of Financial Condition and Results of Operations 7

Management's Annual Report on Internal
Control Over Financial Reporting 13

Report of Independent Registered
Public Accounting Firm 14

Consolidated Balance Sheets 15

Consolidated Statements of Operations 16

Consolidated Statements of Changes
in Shareholders' Equity 17

Consolidated Statements of Cash Flows 18

Notes to Consolidated Financial Statements 19

Performance Graph 30

Quantitative and Qualitative Disclosures
About Market Risk 31

Shareholder Information 32

Officers and Directors .... Inside Back Cover

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2007 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

(Amounts presented in thousands, except for per share amounts)

Consolidated Statement of Operations Data:

Year Ended October 31,	**2007**	2006	2005	2004	2003
Revenues:					
Product sales and revenue	**$ 32,517**	$ 21,514	$ 17,398	$ 12,636	$ 16,081
Research and development contracts	**15,717**	11,774	12,972	18,750	17,709
Total revenues	**48,234**	33,288	30,370	31,386	33,790
Costs and expenses:					
Cost of product sales and revenues	**61,827**	61,526	52,067	39,961	50,391
Cost of research and development contracts	**13,438**	10,330	13,183	27,290	35,827
Administrative and selling expenses	**18,625**	17,759	14,154	14,901	12,631
Research and development expenses	**27,489**	24,714	21,840	26,677	8,509
Purchased in-process research and development	**–**	–	–	12,200	–
Total costs and expenses	**121,379**	114,329	101,244	121,029	107,358
Loss from operations	**(73,145)**	(81,041)	(70,874)	(89,643)	(73,568)
License fee income, net	**34**	42	70	19	270
Interest expense	**(84)**	(103)	(103)	(137)	(128)
Loss from equity investments	**(1,263)**	(828)	(1,553)	–	–
Interest and other income, net	**7,437**	5,718	5,526	2,472	6,012
Redeemable minority interest	**(1,653)**	107	–	–	–
Provision for taxes	**–**	–	–	–	–
Loss from continuing operations	**(68,674)**	(76,105)	(66,934)	(87,289)	(67,414)
Discontinued operations, net of tax	**–**	–	(1,252)	846	–
Net loss	**(68,674)**	(76,105)	(68,186)	(86,443)	(67,414)
Preferred stock dividends	**(3,208)**	(8,117)	(6,077)	(964)	–
Net loss to common shareholders	**$ (71,882)**	$ (84,222)	$ (74,263)	$ (87,407)	$ (67,414)
Basic and diluted loss per share:					
Continuing operations	**$ (1.16)**	$ (1.65)	$ (1.51)	$ (1.84)	$ (1.71)
Discontinued operations	**–**	–	(0.03)	0.01	–
Net loss to common shareholders	**$ (1.16)**	$ (1.65)	$ (1.54)	$ (1.83)	$ (1.71)
Basic and diluted weighted average shares outstanding	**61,991**	51,047	48,261	47,875	39,342

Consolidated Balance Sheet Data:

As of Year Ended October 31,	**2007**	2006	2005	2004	2003
Cash, cash equivalents and short-term investments (U.S. treasury securities)	**$153,631**	$107,533	$136,032	$152,395	$134,750
Working capital	**158,687**	104,307	140,736	156,798	143,998
Total current assets	**201,005**	133,709	161,894	178,866	160,792
Long-term investments (U.S. treasury securities)	**–**	13,054	43,928	–	18,690
Total assets	**253,188**	206,652	265,520	236,510	223,363
Total current liabilities	**42,318**	29,402	21,158	22,070	16,794
Total non-current liabilities	**5,014**	5,840	2,892	1,476	1,484
Redeemable minority interest	**11,884**	10,665	11,517	10,259	–
Redeemable preferred stock	**59,950**	59,950	98,989	–	–
Total shareholders' equity	**134,022**	100,795	130,964	202,705	205,085
Book value per share (1)	**$ 1.97**	$ 1.90	$ 2.70	$ 4.21	$ 5.20

(1) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW AND RECENT DEVELOPMENTS

Overview

FuelCell Energy is a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. Our products are designed to meet the 24/7 baseload power needs of commercial, industrial, government and utility customers. To date, our products have generated over 200 million kilowatt hours of electricity and are operating at over 40 locations around the world.

We have been developing fuel cell technology since our founding in 1969. Our core carbonate fuel cell products ("Direct FuelCell® or DFC® Power Plants") offer stationary power generation applications for customers. In addition to our current commercial products, we continue to develop our next generation of carbonate fuel cell and hybrid products as well as planar solid oxide fuel cell ("SOFC") technology with our own and government research and development funds.

Our proprietary carbonate DFC power plants electrochemically (without combustion) produce electricity directly from readily available hydrocarbon fuels, such as natural gas and biogas fuels. Customers buy fuel cells to reduce cost, pollution and improve reliability. Electric generation without combustion significantly reduces harmful pollutants such as NOX and particulates. Higher fuel efficiency results in lower emissions of carbon dioxide, a major component of harmful greenhouse gases, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced, thereby reducing exposure to volatile natural gas costs and minimizing operating costs.

We believe that compared to other power generation technologies, our products offer significant advantages including:

- Ultra-clean (e.g. virtually zero emissions), quiet operation
- High fuel efficiency
- Reliable, 24/7 baseload power
- Ability to site units locally
- Potentially lower cost power generation
- Byproduct high-temperature heat ideal for cogeneration (combined heat and power) applications.

Typical customers for our products include manufacturers, mission critical institutions such as correction facilities and government installations, hotels, and customers who can use renewable gas for fuel such as breweries, food processors and wastewater treatment facilities. With increasing demand for renewable and ultra-clean power options, and increased volatility and uncertainty in electric markets, our customers gain control of power generation economics, reliability and emissions. Our fuel cells offer flexible siting and easy permitting.

DFC power plants are protected by 52 U.S. and 92 international patents and we have also submitted 37 U.S. and 149 international patent applications.

Recent Developments

Connecticut Project 100

Connecticut's Project 100 moved through the regulatory process throughout 2007 and in January 2008, 16.2 MW of projects that include our fuel cells are pending approval by the Department of Public Utility Control. The final decision is due January 23, 2008, after which the project developers can finalize power purchase agreements with the utilities, complete their project financing and submit purchase orders for our fuel cells. If approved, these combined projects would represent approximately $43 million of future sales, and would include a project in Milford, Connecticut that will be the largest installation of stationary fuel cells anywhere in the world at 7.2 MW.

The DPUC's draft ruling in December 2007 did not include a 13.7 MW fuel cell generation facility in Bridgeport, Connecticut. During 2007, the Company invested approximately $0.6 million of pre-development expenses funded, in part, from a loan totaling approximately $0.5 million from the Connecticut Clean Energy Fund. The loan will be forgiven should the project not achieve commercial operation. If the Bridgeport project is not included in the DPUC's final ruling expected to be issued on January 23, 2008, then the Company would most likely record an asset impairment charge totaling $0.6 million, offset by a $0.5 million gain on the forgiveness of the CCEF loan.

Expanded Distribution Agreement with POSCO Power

On February 20, 2007, we announced a ten-year manufacturing and distribution agreement with POSCO Power, a subsidiary of our South Korean strategic distribution partner, POSCO. For the first two years of the agreement, we will sell complete DFC power plants to POSCO Power. Beginning in year three, POSCO Power will buy fuel cell modules manufactured by us in Connecticut and build its own BOPs in South Korea using its design, procurement and manufacturing expertise to achieve further cost savings. Under the terms of the agreement, we will receive a 4.1 percent royalty on sales made by POSCO Power payable in a combination of cash and common stock. POSCO Power also purchased approximately 3.8 million shares of our common stock for $29 million.

POSCO broke ground on its 50 MW fuel cell BOP manufacturing facility, which is scheduled for completion by the end of 2008, and formed a partnership with the largest electric utility in the country, KEPCO. Since February 2007, POSCO Power has ordered 12.6 MW of complete DFC power plants.

Increase in Production Rate

In response to increasing backlog and demand, the Company is ramping its annual production rate from 12 MW to 25 MW. This increase in the production rate is scheduled to be complete by January 2008. We expect to invest approximately $10–15 million over the next fifteen months to increase the physical plant capacity to approximately 60 MW of annual production volume.

Common Stock Offerings

In April 2007, we completed a public offering of 9.4 million shares of our common stock for net proceeds of $65.4 million. We intend to use the net proceeds from this offering for product development, project financing, expansion of manufacturing capacity and general corporate purposes. Additionally, we sold 280,000 shares of our common stock on the open market during fiscal 2007. Total net proceeds to us from the sale of these securities was approximately $2.3 million and is intended to be used for general corporate purposes and dividend payments on our preferred stock.

Versa Investment

In June 2007, we invested $2.0 million in Versa Power Systems, Inc. ("Versa") in the form of a convertible note. This investment would bring the Company's ownership percentage in Versa to approximately 43% should this note be converted into common stock. In conjunction with this investment we also received warrants for the right to purchase an additional 2,286 shares of Versa common stock with an exercise price of $175 per share. Versa is a leading planar solid-oxide technology developer and is a subcontractor on the Company's DOE large-scale project to develop a coal-based, multi-megawatt solid oxide fuel cell-based hybrid system.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

We contract with our customers to perform research and development, manufacture and install fuel cell components and power plants under long-term contracts, and provide services under contract. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2007, research and development sales backlog totaled $18.5 million, of which 50 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from power plant sales, service contracts, electricity sales under power purchase agreements ("PPAs"), incentive funding and power plant site engineering and construction related costs for certain contracts. Revenues from power plant sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract. Revenues from electricity sales under power purchase agreements are recognized as power is produced. Revenues from incentive funding are recognized ratably over the term of the incentive funding agreement. Revenues related to site engineering and construction are recognized as costs are incurred.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. As of October 31, 2007, our order backlog was approximately 15.55 MW and our current production capacity is approximately 50 MW. Once we have established that our fuel cell products have achieved commercial market acceptance and order backlog is comparable to our production capacity and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our distribution partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process inventory until they are transferred to a customer contract, at which time they are recorded in cost of sales.

Our inventories and advance payments to vendors are stated at the lower of cost or market price. As we currently sell products at or below cost, we provide for a lower of cost or market ("LCM") adjustment to the cost basis of inventory and advances to vendors. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet.

As of October 31, 2007 and October 31, 2006, the LCM adjustment to the cost basis of inventory and advance payments to vendors was approximately $16.8 million and $11.3 million, respectively, which equates to a reduction of approximately 33 and 43 percent, respectively, of the gross inventory and advance payments to vendors value. As of October 31, 2007, our gross inventory and advances to vendors' balances increased from the October 31, 2006 balances which resulted in higher gross reserve balances. As inventory levels increase or decrease, appropriate adjustments to the cost basis are made.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our Consolidated Statements of Operations.

Share-Based Compensation

On November 1, 2005, we adopted Statement of Financial Accounting Standard No. 123R, "Share-Based Payments" (SFAS 123R). Share-based payment transactions with employees, which primarily consist of stock options, and third parties require the application of a fair value methodology that involves various assumptions. The fair value of our options awarded to employees is estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected life of the option, risk-free interest rate, expected volatility of our common stock price and expected dividend yield. We estimate the expected life of the options using historical data and the volatility of our common stock is estimated based on a combination of the historical volatility and the implied volatility from traded options. Share-based compensation of $5.2 million and $4.4 million were recognized in the Consolidated Statement of Operations for the fiscal years ended October 31, 2007 and 2006, respectively. Refer to Note 13 of the consolidated financial statements for additional information.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the "Results of Operations" and "Liquidity and Capital Resources" sections.

Comparison of the Years Ended October 31, 2007 and October 31, 2006

Revenues and cost of revenues

The following tables summarize our revenue and cost of revenues for the years ended October 31, 2007 and 2006 (dollar amounts in thousands), respectively:

Revenues:	Year Ended October 31, 2007		Year Ended October 31, 2006		Percentage Increase/ (Decrease) in Revenues
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	
Product sales and revenues	$32,517	67%	$21,514	65%	51%
Research and development contracts	15,717	33%	11,774	35%	33%
Total	$48,234	100%	$33,288	100%	45%

Cost of revenues:	Year Ended October 31, 2007		Year Ended October 31, 2006		Percentage Increase/ (Decrease) in Cost of Revenues
	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues	Percent of Cost of Revenues	
Product sales and revenues	$61,827	82%	$61,526	86%	1%
Research and development contracts	13,438	18%	10,330	14%	30%
Total	$75,265	100%	$71,856	100%	6%

Total revenues for the year ended October 31, 2007 increased by $14.9 million, or 45% percent, to $48.2 million from $33.3 million during the same period last year. Components of revenues and costs of revenues are as follows:

Product sales and revenues

Product sales and revenues increased $11.0 million to $32.5 million for fiscal 2007, compared to $21.5 million for fiscal 2006. Revenue during fiscal 2007 included approximately $24.9 million of power plant and component sales, $3.3 million related to service agreements and approximately $4.3 million of revenue related to power purchase agreements. Higher product sales and revenues were primarily due to an increase in power plant sales, including production of MW-class units, as well as increases in service agreement revenue, component sales and revenues from power purchase agreements, and site engineering construction revenue.

Cost of product sales and revenues increased to $61.8 million for fiscal 2007, compared to $61.5 million during fiscal 2006. The ratio of product cost to sales improved to 1.9 to 1 during 2007, compared to 2.9 to 1 during the same period a year ago. The improved margin is partially attributable to a shift to sales of megawatt (MW) class power plants, which have a lower cost per kilowatt (kW) compared to the sub-MW units produced in the prior year. Product costs are lower on a per kW basis across all product lines as a result of the Company's cost out program with continued reduction of product costs through value engineering, manufacturing improvements and supply chain enhancements. In addition, the Company introduced a 20 percent uprate in 2006, which effectively lowered product costs on a per kW basis compared to the prior year. The cost ratio was also favorably impacted in the period by higher revenue and margins on component sales and service agreements related to the growing installed fleet.

Research and development contracts

Research and development revenue increased $3.9 million to $15.7 million for fiscal 2007, compared to $11.8 million for 2006. Cost of research and development contracts increased to $13.4 million during fiscal 2007, compared to $10.3 million for 2006. Margin for fiscal 2007 was $2.3 million compared to $1.4 million on higher revenues compared to the prior year. Research and development contract revenue and costs were primarily related to the DOE's large-scale SOFC hybrid program, the U.S. Navy contract for high temperature ship service fuel cell development and the Electrochemical Hydrogen Separation contract with the U.S. Army.

Administrative and selling expenses

Administrative and selling expenses increased $0.9 million to $18.6 million during fiscal 2007, compared to $17.8 million in 2006. This increase is primarily due to higher sales and marketing activities related to a growing order pipeline and higher stock-based compensation.

Research and development expenses

Research and development expenses increased to $27.5 million during fiscal 2007, compared to $24.7 million recorded in the prior year. The increase is due to development costs for MW-class cost reduction and technology development to extend stack life and increase power output of our power plants, and higher stock-based compensation.

Loss from operations

Loss from operations for fiscal 2007 totaled $73.1 million, compared to $81.0 million recorded in 2006. The decrease in the loss from operations is primarily due to a favorable change in product margin resulting from the shift to production of more MW-class power plants and lower-cost sub-MW units, and improved margins on power purchase agreements. This improvement in the loss from operations was partially offset by higher administrative, selling, and research and development expenses as discussed above.

Loss from equity investments

Our equity investment in Versa totaled approximately $10.2 million and $11.5 million as of October 31, 2007 and 2006, respectively. Our ownership interest at October 31, 2007 was 39 percent and we account for Versa under the equity method of accounting. Our share of equity losses for fiscal 2007 and 2006 were $1.3 million and $0.8 million, respectively.

During 2007, the Company invested $2.0 million in Versa in the form of a convertible note. Should this note be converted into common stock, this investment would bring the Company's ownership percentage in Versa to approximately 43 percent. In conjunction with this investment the Company also received warrants for the right to purchase an additional 2,286 shares of common stock with an exercise price of $175 per share. The fair value of the warrants was approximately $0.2 million as of October 31, 2007 and is included within Investment and loan to affiliate on the consolidated balance sheet. Changes in the fair value of the warrants are included in the Consolidated Statement of Operations each period.

Interest and other income, net

Interest and other income, net, was $7.4 million for fiscal 2007, compared to $5.7 million for 2006. Interest and other income increased due to higher state research and development tax credits which totaled $1.2 million in 2007, compared to $0.2 million for 2006, as well as higher interest income on higher average invested balances. The Company records Connecticut research and development tax credits in the period in which the return is filed, which is when management believes the amount of the credits are probable of collection.

Provision for income taxes

We believe that due to our efforts to commercialize our DFC products, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets.

Comparison of the Years Ended October 31, 2006 and October 31, 2005

Revenues and cost of revenues

The following tables summarize our revenue mix for the years ended October 31, 2006 and 2005 (dollar amounts in thousands), respectively:

Revenues:	Year Ended October 31, 2006		Year Ended October 31, 2005		Percentage Increase/ (Decrease) in Revenues
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	
Product sales and revenues	$21,514	65%	$17,398	57%	24%
Research and development contracts	11,774	35%	12,972	43%	(9)%
Total	$33,288	100%	$30,370	100%	10%

Cost of revenues:	Year Ended October 31, 2006		Year Ended October 31, 2005		Percentage Increase/ (Decrease) in Cost of Revenues
	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues	Percent of Cost of Revenues	
Product sales and revenues	$61,526	86%	$52,067	80%	18%
Research and development contracts	10,330	14%	13,183	20%	(22)%
Total	$71,856	100%	$65,250	100%	10%

Total revenues for the year ended October 31, 2006 increased by $2.9 million, or 10 percent, to $33.3 million from $30.4 million during the same period last year. Components of revenues and cost of revenues are as follows:

Product sales and revenues
Product sales and revenues increased $4.1 million to $21.5 million for fiscal 2006, compared to $17.4 million for fiscal 2005. Product sales and revenues for 2006 included approximately $13.0 million of power plant sales, $5.0 million related to service agreements and component sales and approximately $3.5 million of revenue related to power purchase agreements. The increase in product sales and revenues is primarily due to increased market share in the California market, as well as to the timing of customer delivery requirements on new and existing backlog, an increase in both electricity and grant incentive revenues on power purchase agreements as more units are operating in the field, and higher revenues on service agreements and stack components also due to a larger operating fleet of units compared to the prior year.

Cost of product sales and revenues increased to $61.5 million during fiscal 2006, compared to $52.1 million during fiscal 2005. Included in cost of sales during 2006 was a non-cash fixed asset impairment charge of $0.6 million related to the pending sale as of October 31, 2006 of a power plant operating under a power purchase agreement. This sale was completed in December 2006. Included in cost of sales during 2005 was a non-cash fixed asset impairment charge totaling $1.0 million. This was related to a planned change in manufacturing processes expected to increase electrical output for improved product performance and reduced cost in future periods.

The ratio of product cost to sales improved to 2.9 to 1 during fiscal 2006 from 3.0 to 1 during fiscal 2005. The improvement in the cost ratio primarily reflects a decrease in the average cost of our DFC power plants, offset by short-term pressure on selling prices in California due to higher natural gas pricing, delays in the Connecticut Renewable Portfolio Standards program and higher after-market costs on a larger installed fleet.

Research and development contracts
Research and development revenue decreased $1.2 million to $11.8 million for fiscal 2006, compared to $13.0 million for fiscal 2005. Cost of research and development contracts decreased to $10.3 million during fiscal 2006, compared to $13.2 million for fiscal 2005.

Research and development contract revenue and costs were primarily related to SOFC development under the DOE's Solid State Energy Conversion Alliance Program, the Ship Service Fuel Cell contract with the U.S. Navy and the combined cycle Direct FuelCell/Turbine® development under DOE's Vision 21 program. The ratio of research and development cost to revenue improved to 0.9 to 1 from 1.0 to 1 over the same period a year ago due to the current mix of cost share contracts.

Administrative and selling expenses
Administrative and selling expenses increased by $3.6 million to $17.8 million during fiscal 2006, compared to $14.2 million in fiscal 2005. This increase is primarily due to share-based compensation of approximately $2.6 million resulting from the adoption of SFAS 123R, higher salaries as a result of increased headcount and higher professional costs resulting from commercial market development and increased proposal activity for research and development and commercial contracts.

Research and development expenses
Research and development expenses increased to $24.7 million during fiscal 2006, compared to $21.8 million recorded in fiscal 2005. The increase is due to development costs for sub-MW and MW cost reduction, including recent achievements in advanced cell stack design that increases the power output of our power plants by 20 percent, costs related to our efforts to extend stack life from the current three years to five years and longer and $0.8 million of share-based compensation resulting from the adoption of SFAS 123R.

Loss from operations
The net result of our revenues and costs was a loss from operations for fiscal 2006 totaling $81.0 million. This operating loss is approximately 14 percent higher than the $70.9 million loss recorded in fiscal 2005. Operating loss was higher primarily from increased product losses on higher revenue, an increase in administrative and selling expenses and research and development expenses as discussed above.

Other factors impacting the operating loss included development of our distribution network, increases in depreciation on new production equipment, business insurance premiums, information systems and infrastructure development. We expect to incur operating losses in future reporting periods as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our "cost out" initiatives.

Loss from equity investments
Our investment in Versa totaled approximately $11.5 million and $12.3 million as of October 31, 2006 and 2005, respectively. Our current ownership interest is 39% and we account for our investment in Versa under the equity method of accounting. Our share of equity losses for fiscal 2006 and 2005 were $0.9 million and $1.6 million, respectively.

In April 2006, we entered into an agreement to sell our equity investment in Everplore Technology (Xiamen) Co. and recognized a gain of approximately $37 thousand, which offset losses from equity investments.

Interest and other income, net
Interest and other income, net, was $6.0 million for fiscal 2006, compared to $5.5 million for fiscal 2005. Interest and other income increased due to higher average yields on invested balances, partially offset by lower state research and development tax credits, which totaled $0.2 million and $0.5 million for 2006 and 2005, respectively.

Discontinued operations, net of tax
There were no discontinued operations in fiscal 2006. During fiscal 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million and approximately $0.4 million of exit costs related to these facilities. This resulted in total loss from discontinued operations of approximately $1.3 million.

Provision for income taxes
We believe that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We had approximately $153.6 million of cash, cash equivalents and investments as of October 31, 2007, compared to $120.6 million as of October 31, 2006. During fiscal 2007, we sold shares of our common stock to POSCO for $29.0 million and completed a public offering with net proceeds of $65.4 million. Excluding these stock sales, cash and investments used during the year totaled $61.4 million, which includes capital expenditures of $4.4 million, dividend payments on our preferred stock of $3.6 million, and an investment of $2.0 million in the form of a convertible note made to Versa Power, Inc. These uses of cash and investments were partially offset by proceeds of $2.2 million from the sale of a power plant being used to service a power purchase agreement (includes $0.4 million from the sale of a long-term service agreement on this power plant), receipt of incentive funds related to our power purchase agreements of $1.7 million and proceeds from common stock issued for benefit plans of $2.2 million.

Cash Inflows and Outflows
Cash and cash equivalents as of October 31, 2007 totaled $93.0 million, reflecting an increase of $66.8 million from the balance reported as of October 31, 2006. The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: During fiscal 2007, we used $56.0 million in cash for operating activities, compared to operating cash usage of $48.4 million during 2006. Cash used in operating activities during 2007 consists of a net loss for the period of approximately $68.7 million, offset by non-cash adjustments totaling $16.6 million, including $5.2 million of share-based compensation and depreciation expense of $9.2 million.

In addition, cash used in working capital totaled approximately $3.9 million. Higher production levels in 2007 led to higher net inventories of approximately $11.5 million, higher other assets of approximately $4.7 million primarily relating to increases in advances to vendors on increasing production volumes and higher accounts payable and accrued liabilities of approximately $3.1 million. These amounts were partially offset by higher deferred revenue and customer deposits of $9.9 million. The deferred revenue increase is a result of higher commercial orders in the fiscal year. The Company receives milestone payments from customers as products are being produced.

Investing Activities: During fiscal 2007, net cash provided by investing activities totaled $28.0 million, compared with approximately $51.8 million in 2006. Capital expenditures totaled $4.4 million for 2007 and approximately $312.1 million of investments in U.S. Treasury Securities matured and new treasury purchases totaled $277.7 million during the year. The Company also invested $2.0 million in the form of a convertible note made to Versa.

Financing Activities: During fiscal 2007, net cash provided by financing activities was approximately $94.7 million, compared to $0.2 million in 2006. Fiscal 2007 included $96.3 million from the sale of 3.8 million shares of our common stock to POSCO Power for $29.0 million in February 2007, 9.4 million shares sold in an underwritten public offering with net proceeds of $65.4 million in April 2007 and sales of 0.3 million shares on the open market for $1.9 million during the fiscal year. The Company also received $2.2 million from the sale of common stock issued for employee benefit plans. This was partially offset by $3.6 million for the payment of dividends on preferred stock.

Sources and Uses of Cash and Investments

We continue to invest in new product development and market development and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity securities and cash generated from customer contracts, including cash from government research and development contracts, product sales, power purchase agreements, incentive funding and interest earned on investments. We anticipate that our existing capital resources, together with anticipated revenues, will be adequate to satisfy our financial requirements and agreements through at least the next twelve months.

Our future cash requirements depend on numerous factors including future involvement in research and development contracts, implementing our cost reduction efforts and increasing annual order volume.

Future involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement type contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Implementing cost reduction efforts on our fuel cell products

Reducing product cost is essential for us to further penetrate the market for our high temperature fuel cell products. Cost reductions will lessen and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies, and are critical to us attaining profitability. Our multi-disciplined cost reduction program focuses on value engineering, manufacturing process improvements, and technology improvements to increase power plant output and stack life.

Our 2MW Santa Clara 'proof-of-concept' project in 1996-1997 cost more than $20,000/kW to produce. In 2003, we shipped our first commercial product, a DFC300 to the Kirin Brewery which cost approximately $10,000/kW. At that time, we implemented our commercial cost-out program hiring additional engineers who focused on reducing the total life cycle costs of our power plants. Since 2003, they have made significant progress primarily through value engineering our products and increasing the power output by 20 percent. Our current manufactured cost is approximately $3,250 per kW for our multi-MW power plant, $3,400 per kW for our MW plant and $4,200 per kW for the sub-MW product.

FuelCell Energy will continue its cost out initiatives in order to deliver competitively priced and environmentally friendly distributed generation products to the market. In 2008, we are targeting cost reductions of 20 percent for the MW-class DFC1500 and DFC3000 through an additional power output increase (uprate), strategic sourcing and continued manufacturing improvements. We are also working on increasing stack life that is expected to result in lower operating and maintenance costs across the entire product line.

Increasing annual order volume

In addition to the cost reduction initiatives discussed above, we need to increase annual order volume. Increased production volumes are necessary to lower costs by leveraging supplier/purchasing opportunities, incorporating manufacturing process improvements and spreading fixed costs over higher units of production. Our manufacturing and conditioning facilities have the equipment in place to accommodate 50 MW of annual production volume, but the higher production volume will require increasing the manufacturing workforce. Based upon existing backlog, we are ramping our annual production volumes to 25 MW per year and adding equipment necessary to achieve 60 MW of capacity.

We ended fiscal 2007 with 15.55 MW in backlog. Subsequent to fiscal year end, we closed an additional 9.45 MW of orders to end calendar year 2007 with 25 MW in backlog. We see continued opportunities for increased order volume in our key markets, including Asia, California, Connecticut and other developing markets. Examples of these opportunities include the following:

- In Asia, the South Korean government has initiated a subsidy program with initial subsidies ranging from $0.23 to $0.28/kilowatt hour (kWh). This program was put in place to encourage utilities to buy highly efficient, ultra-clean, low-emission, fuel cell-produced electricity, thus helping the country to meet its carbon dioxide (CO2) reduction and clean air goals. In February, we signed a 10-year manufacturing and distribution agreement with POSCO Power. We expect that this partnership will allow us to capture significant opportunities in the South Korean market. During calendar year 2007, POSCO ordered 12.6 MW of DFC power plants, of which 12.3 MW are MW-class power plants. In addition, POSCO Power is building a fuel cell BOP manufacturing facility with 50 MW of capacity expected to be on-line in late 2008.
- California is a leading market for our ultra-clean products with approximately 40% of our installed and backlog base at October 31, 2007. In California, high electricity costs and stringent environmental regulations make our products a compelling value proposition for customers. California extended its Self-Generation Incentive Program (SGIP) to 2012. The SGIP provides annual incentives, at least $80 million in 2008, for which our fuel cell products are eligible.
- Connecticut has a funded RPS program titled the "Project 100 Program." In March 2007, the Connecticut Clean Energy Fund recommended to the Connecticut Department of Public Utility Control ("DPUC") that projects containing approximately 68 MW of the Company's products be approved for contracts with Connecticut utilities under the State's Project 100 Program. In December 2007, the DPUC issued a draft ruling recommending projects containing 16.2 MW of the Company's products be awarded contracts from the utilities. A final decision by the DPUC is expected on January 23, 2008. The Connecticut program is an example of both the significant opportunity for our products in RPS markets and the risks associated with regulatory agencies awarding projects under these programs.

Combined with historical cost out achievements and successful completion of our new targets, we believe we can reach gross margin breakeven on product sales at a sustained annual order and production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location and other variables such as fuel prices. We believe that the Company net income breakeven can be achieved at a sustained annual order and volume production of approximately 75 to 100 MW assuming a favorable mix of sub-MW and MW sales. If this mix trends more toward MW and multi-MW orders, we believe that the gross margin and net income breakeven volumes can be lower.

Commitments and Significant Contractual Obligations
A summary of our significant future commitments and contractual obligations as of October 31, 2007 and the related payments by fiscal year is summarized as follows (in thousands):

		Payments Due by Period			
	Total	**Less than 1 Year**	**1–3 Years**	**3–5 Years**	**More than 5 Years**
Contractual Obligation:					
Capital and operating lease commitments (1)	$ 2,502	$ 930	$ 1,487	$ 85	$ —
Term loans (principal and interest)	855	839	16	—	—
Purchase commitments (2)	41,992	41,077	915	—	—
Series 1 Preferred dividends payable (3)	19,392	379	9,543	1,894	7,576
Series B Preferred dividends payable (4)	7,258	3,206	4,052	—	—
Totals	$71,999	$46,431	$16,013	$1,979	$7,576

(1) Future minimum lease payments on capital and operating leases.
(2) Purchase commitments with suppliers for materials, supplies and services incurred in the normal course of business.
(3) Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc., the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Using an exchange rate of Cdn.$1.0478 to U.S.$1.00 (exchange rate on October 31, 2007), cumulative unpaid dividends and accrued interest of approximately $7.7 million on the Series 1 preferred shares were outstanding as of October 31, 2007. For the purposes of this disclosure, we have assumed that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. Subsequent to 2010, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. We have the option of paying these dividends in stock or cash.
(4) Dividends on Series B Preferred Stock accrue at an annual rate of 5% paid quarterly. The obligations schedule assumes we will pay preferred dividends on these shares through November 20, 2009, at which time the preferred shares may be subject to mandatory conversion at the option of the Company.

In April 2006, Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, entered into a loan agreement for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of the loan, together with any accrued and unpaid interest, is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. We have not made any prepayments as of October 31, 2007. The outstanding balance on this loan was $0.5 million, including $0.05 million of accrued interest, as of October 31, 2007.

In December 2006, we entered into a master equipment lease agreement for the lease of equipment. The lease agreement allows for an aggregate cost of equipment up to $2.5 million. As of October 31, 2007, we had capital lease obligations under this lease agreement of $0.3 million. Lease payment terms are thirty-six months from the date of acceptance for leased equipment.

In June 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over eight years, with payments of interest only for the first six months and then repaid in monthly installments with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. At October 31, 2007, the outstanding balance on this loan was $0.3 million and the interest rate was 7.4 percent.

Approximately $3.4 million of our cash and cash equivalents have been pledged as collateral and letters of credit for certain banking relationships and customer contracts. Approximately $2.7 million of this supported letters of credit, which all expired on December 31, 2007.

Research and Development Cost-Share Contracts
We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of October 31, 2007, our research and development sales backlog totaled $18.5 million. As this backlog is funded in future periods, we will incur additional research and development cost-share related to this backlog totaling approximately $14.7 million for which we would not be reimbursed by the government.

Product Sales Contracts
Our fuel cell power plant products are in the initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. As of October 31, 2007, we had product sales backlog of approximately $42.5 million. We do not expect sales from this backlog to be profitable.

Long-term Service Agreements
We have contracted with certain customers to provide service for fuel cell power plants ranging from one to thirteen years. Under the provisions of these contracts, we provide services to maintain, monitor and repair customer power plants. In some contracts we provide for replacement of fuel cell stacks. Pricing for service contracts is based upon estimates of future costs, which given our products early stage of development could be materially different from actual expenses. As of October 31, 2007, we had a service agreement sales backlog of approximately $15.3 million.

Power Purchase Agreements
Power purchase agreements (PPAs) are a common arrangement in the energy industry, whereby a customer purchases energy from an owner and operator of the power generation equipment. A number of our partners enter into PPAs with end use customers, such as Marubeni in Japan and PPL in the U.S., where they purchase DFC power plants from us, own and operate the units, and recognize revenue as energy is sold to the end user.

We have seeded the market with a number of Company funded PPAs to penetrate key target markets and develop operational and transactional experience. With the added benefit of the federal investment tax credit and accelerated depreciation in the Energy Policy Act of 2005, we believe this experience may enable us to attract third party financing for existing and future projects, including multi-MW projects. To date, we have funded the development and construction of certain fuel cell power plants sited near customers in California, and own and operate assets through PPA entities that we maintain an 80% ownership interest with Alliance Power, Inc. owning the remaining 20%.

We have qualified for incentive funding for these projects in California under the state's Self Generation Incentive Funding Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2007, we had deferred revenue totaling $6.2 million on the consolidated balance sheet related to incentive funding received on PPAs.

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPAs as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. The assets, including fuel cell power plants in these PPA entities, are carried at fair value on the Consolidated Balance Sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPAs and we have the right to terminate PPAs by giving written notice to the customer, subject to certain exit costs.

As of October 31, 2007, we had 3 MW of power plants in operation under PPAs ranging from 5–10 years.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertain Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 16, 2006 (beginning of our fiscal 2008 or November 1, 2007). Due to the Company's current income tax position, this new standard is not expected to have a material impact on our financial statements in the first fiscal quarter of 2008.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. This Statement is effective for the beginning of fiscal year 2009. This new Statement is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to measure most financial instruments at fair value if desired. It may be applied on a contract by contract basis and is irrevocable once applied to those contracts. The standard may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. After election of this option, changes in fair value are reported in earnings. The items measured at fair value must be shown separately on the balance sheet. This Statement is effective for the beginning of fiscal year 2009. The cumulative effect of adoption, if any, would be reported as an adjustment to beginning retained earnings. We have currently not determined the potential effect of this Statement on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations," and Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements." Statement No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. Statement No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2010. The Company has currently not determined the potential effects on the consolidated financial statements.

Management's Annual Report on Internal Control Over Financial Reporting

We, as members of management of FuelCell Energy, Inc., and its Subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2007, based on criteria for effective internal control over financial reporting established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2007 based on the specified criteria.



R. Daniel Brdar
Chairman, President and Chief Executive Officer

January 14, 2008



Joseph G. Mahler
Senior Vice President and Chief Financial Officer

January 14, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. as of October 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2007. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. as of October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for share-based payments as of November 1, 2005.

KPMG LLP

Hartford, Connecticut
January 14, 2008

Consolidated Balance Sheets

(Dollars in thousands, except share and per share amounts)

October 31,	**2007**	2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 92,997**	$ 26,247
Investments: U.S. treasury securities	**60,634**	81,286
Accounts receivable, net of allowance for doubtful accounts of $63 and $43, respectively	**10,063**	9,402
Inventories, net	**29,581**	14,121
Other current assets	**7,730**	2,653
Total current assets	**201,005**	133,709
Property, plant and equipment, net	**39,612**	48,136
Investments: U.S. treasury securities	**—**	13,054
Investment and loan to affiliate	**12,216**	11,483
Other assets, net	**355**	270
Total assets	**$ 253,188**	$ 206,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 924**	$ 653
Accounts payable	**12,397**	12,508
Accrued liabilities	**8,511**	6,418
Deferred license fee income	**—**	38
Deferred revenue and customer deposits	**20,486**	9,785
Total current liabilities	**42,318**	29,402
Long-term deferred revenue	**4,401**	5,162
Long-term debt and other liabilities	**613**	678
Total liabilities	**47,332**	35,242
Redeemable minority interest	**11,884**	10,665
Redeemable preferred stock ($0.01 par value, liquidation preference of $64,120 at October 31, 2007 and 2006)	**59,950**	59,950
Commitments and Contingencies		
Shareholders' equity:		
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2007 and 2006; 68,085,059 and 53,130,901 shares issued and outstanding at October 31, 2007 and 2006, respectively	**7**	5
Additional paid-in capital	**571,944**	470,045
Accumulated deficit	**(437,929)**	(369,255)
Treasury stock, Common, at cost (12,282 and 15,583 shares in 2007 and 2006, respectively)	**(126)**	(158)
Deferred compensation	**126**	158
Total shareholders' equity	**134,022**	100,795
Total liabilities and shareholders' equity	**$ 253,188**	$ 206,652

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended October 31, 2007, 2006, and 2005
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2007**	2006	2005
Revenues:			
Product sales and revenues	**$ 32,517**	$ 21,514	$ 17,398
Research and development contracts	**15,717**	11,774	12,972
Total revenues	**48,234**	33,288	30,370
Costs and expenses:			
Cost of product sales and revenues	**61,827**	61,526	52,067
Cost of research and development contracts	**13,438**	10,330	13,183
Administrative and selling expenses	**18,625**	17,759	14,154
Research and development expenses	**27,489**	24,714	21,840
Total costs and expenses	**121,379**	114,329	101,244
Loss from operations	**(73,145)**	(81,041)	(70,874)
License fee income, net	**34**	42	70
Interest expense	**(84)**	(103)	(103)
Loss from equity investments	**(1,263)**	(828)	(1,553)
Interest and other income, net	**7,437**	5,718	5,526
Loss before redeemable minority interest	**(67,021)**	(76,212)	(66,934)
Redeemable minority interest	**(1,653)**	107	—
Loss before provision for income taxes	**(68,674)**	(76,105)	(66,934)
Provision for income taxes	**—**	—	—
Loss from continuing operations	**(68,674)**	(76,105)	(66,934)
Discontinued operations, net of tax	**—**	—	(1,252)
Net loss	**(68,674)**	(76,105)	(68,186)
Preferred stock dividends	**(3,208)**	(8,117)	(6,077)
Net loss to common shareholders	**$ (71,882)**	$ (84,222)	$ (74,263)
Loss per share basic and diluted:			
Continuing operations	**$ (1.16)**	$ (1.65)	$ (1.51)
Discontinued operations	**—**	—	(0.03)
Net loss to common shareholders	**$ (1.16)**	$ (1.65)	$ (1.54)
Basic and diluted weighted average shares outstanding	**61,990,555**	51,046,843	48,261,387

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended October 31, 2007, 2006, and 2005
(Dollars in thousands, except share and per share amounts)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Deferred Compensation	Total Shareholders' Equity
Balance at October 31, 2004	**48,132,694**	**5**	**$426,158**	**$(223,458)**	**$ –**	**$ –**	**$202,705**
Sale of common stock	185,200	–	1,959	–	–	–	1,959
Reclassification of accretion of fair value discount and dividends paid for Series 1 Preferred stock (Note 1)	–	–	–	(1,637)	–	–	(1,637)
Preferred dividends—Series B	–	–	(5,004)	–	–	–	(5,004)
Equity method losses in Versa Power Systems, Inc.	–	–	–	(232)	–	–	(232)
Increase in additional paid-in-capital for stock and options issued under benefit plans	183,473	–	1,359	–	–	–	1,359
Deferred compensation	(4,279)	–	–	–	(44)	44	–
Net loss	–	–	–	(68,186)	–	–	(68,186)
Balance at October 31, 2005	**48,497,088**	**5**	**424,472**	**(293,513)**	**(44)**	**44**	**130,964**
Sale of common stock	681,000	–	7,993	–	–	–	7,993
Impact of change in accounting for Series 1 Preferred stock (Note 1)	–	–	–	363	–	–	363
Share-based compensation	–	–	4,369	–	–	–	4,369
Issuance of warrants under distributor agreement	–	–	34	–	–	–	34
Increase in additional paid-in-capital for stock and options issued under benefit plans	410,502	–	2,250	–	–	–	2,250
Conversion of Series B Preferred stock to common stock	3,553,615	–	39,039	–	–	–	39,039
Preferred dividends—Series B	–	–	(8,112)	–	–	–	(8,112)
Deferred compensation	(11,304)	–	–	–	(114)	114	–
Net loss	–	–	–	(76,105)	–	–	(76,105)
Balance at October 31, 2006	**53,130,901**	**5**	**470,045**	**(369,255)**	**(158)**	**158**	**100,795**
Sale of common stock	13,467,730	2	96,712	–	–	–	96,714
Share-based compensation	–	–	5,167	–	–	–	5,167
Issuance of warrants under distributor agreement	–	–	10	–	–	–	10
Increase in additional paid-in-capital for stock and options issued under benefit plans	1,483,127	–	3,218	–	–	–	3,218
Preferred dividends—Series B	–	–	(3,208)	–	–	–	(3,208)
Deferred compensation	3,301	–	–	–	32	(32)	–
Net loss	–	–	–	(68,674)	–	–	(68,674)
Balance at October 31, 2007	**68,085,059**	**7**	**$571,944**	**$(437,929)**	**$(126)**	**$126**	**$134,022**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended October 31, 2007, 2006, and 2005
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2007**	2006	2005
Cash flows from operating activities:			
Net loss	**$ (68,674)**	$ (76,105)	$ (68,186)
Adjustments to reconcile net loss to			
net cash used in operating activities:			
Loss from discontinued operations	**–**	–	(1,252)
Asset impairment	**–**	583	994
Stock-based compensation	**5,167**	4,369	236
Loss in equity investments	**1,263**	828	1,553
Redeemable minority interest	**1,653**	(107)	–
Interest receivable on loan to affiliate	**(69)**	233	–
Loss on derivatives	**83**	—	–
Depreciation and amortization	**9,185**	9,558	8,119
Accretion of bond discount	**(740)**	(167)	(809)
Provision for doubtful accounts	**20**	(62)	71
(Increase) decrease in operating assets:			
Accounts receivable	**(681)**	897	(2,534)
Inventories	**(11,517)**	(1,980)	2,480
Other assets	**(4,668)**	1,001	725
Increase (decrease) in operating liabilities:			
Accounts payable	**(111)**	6,274	(3,305)
Accrued liabilities	**3,218**	688	777
Deferred revenue and customer deposits	**9,902**	5,581	2,653
Net cash used in operating activities	**(55,969)**	(48,409)	(55,974)
Cash flows from investing activities:			
Capital expenditures	**(4,409)**	(11,287)	(14,072)
Convertible loan to affiliate	**(2,000)**	–	–
Treasury notes matured	**312,120**	202,761	382,608
Treasury notes purchased	**(277,674)**	(139,676)	(432,424)
Net cash (used in) provided by investing activities	**28,037**	51,798	(63,888)
Cash flows from financing activities:			
Repayment on long-term debt	**(84)**	(310)	(456)
Net proceeds from sale of common stock	**96,257**	7,993	1,992
Net proceeds from sale of preferred stock	**–**	–	99,007
Payment of preferred dividends	**(3,642)**	(8,931)	(4,354)
Common stock issued for option and stock purchase plans	**2,151**	1,404	616
Net cash provided by financing activities	**94,682**	156	96,805
Net (decrease) increase in cash and cash equivalents	**66,750**	(3,545)	(23,057)
Cash and cash equivalent—beginning of year	**26,247**	22,702	45,759
Cash and cash equivalents—end of year	**$ 92,997**	$ 26,247	$ 22,702

See accompanying notes to consolidated financial statements.

(Tabular amounts in thousands, except share and per share amounts)

NOTE 1 Summary of Significant Accounting Policies

Nature of Business
FuelCell Energy, Inc. is engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell® ("DFC") power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial and industrial, government and other customers. We have commercialized our DFC carbonate products and are beginning the development of planar solid oxide fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost reduction initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including our Canadian subsidiary, FuelCell Energy, Ltd., and Bridgeport Fuel Cell Park, LLC and DFC-ERG Milford, LLC, which were formed for the purpose of developing projects within Connecticut. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements. The financial results of the joint ventures are consolidated with those of the Company, which owns 80 percent of each entity. Cumulative minority interest in these Alliance entities is not material to the consolidated financial statements. Intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to our prior year amounts to conform to the 2007 presentation.

Cash and Cash Equivalents
Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. Approximately $3.4 million of our cash and cash equivalents have been pledged as collateral and letters of credit for certain banking relationships and customer contracts. Approximately $2.7 million of this supported letters of credit, which all expired on December 31, 2007.

Investments
Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less, and as non-current assets when remaining maturities are greater than one year.

Inventories
Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks and purchased components for the BOP. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of a power plant. Work in process also includes costs related to power plants in inventory which have not yet been dedicated to a particular commercial customer contract. From time to time, the Company will inventory costs related to a research and development contract if those costs are incurred ahead of a contractual milestone in order to properly match revenue and costs of sales.

Our inventories are stated at the lower of recoverable cost or market price. In instances where costs incurred exceed current market price for our products, we provide for a lower of cost or market adjustment against gross inventory values.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property
Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition
Our revenue is primarily generated from customers located throughout the U.S., Asia and Europe and from agencies of the U.S. government. We generally require a down payment with the acceptance of a purchase order from a customer.

We contract with our customers to perform research and development or manufacture, install and service fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method. Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2007, research and development sales backlog totaled $18.5 million, of which 50 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales, service contracts, revenue from the sale of electricity under power purchase agreements, grant revenue and power plant site engineering and construction revenue. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract.

Revenues from the sale of electricity are recognized as electricity is generated and provided to the customer. Incentive funding revenue is recognized ratably over the term of the power purchase agreement. Site engineering and construction revenue is recognized as costs are incurred and revenue is earned.

As our fuel cell products are in their early stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License Fee Income/Expense Recognition
License fee income arises from an agreement with MTU CFC Solutions GmbH ("MTU CFC"), our European partner, in which we granted MTU CFC an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Amounts received are deferred and recognized ratably over the term of the agreement. License fee expense arises from royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells.

Deferred Revenue and Customer Deposits
We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue Recognition policy summarized above.

Warrant Value Recognition
Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Research and Development
Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Warranty Costs
We warranty our products for a specific period of time against manufacturing or performance defects. As we have limited operating experience, warranty costs are currently expensed as incurred.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)
Comprehensive income (loss) is the increase or decrease in equity from sources other than owners. Our comprehensive loss equals net loss as reported on our Consolidated Statement of Operations totaling $68.7 million, $76.1 million and $68.2 million for the years ended October 31, 2007, 2006 and 2005, respectively.

Foreign Currency Translation
Our Canadian operations are considered financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. Under the temporal method, foreign currency gains or losses are recorded on the statement of operations. The functional currency is U.S. dollars. Monetary items are translated at period end exchange rates; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at average rates of exchange prevailing during the period; and depreciation and amortization are translated at the same exchange rate as the assets to which they relate. Monetary items consist primarily of current assets and current liabilities, such as cash, cash equivalents and investments and accounts payable, which are denominated in non-U.S. currencies. We did not have significant foreign currency gains or losses during fiscal years ended October 31, 2007, 2006 or 2005.

Discontinued Operations
On November 3, 2003, we completed the acquisition of Global Thermoelectric Inc. ("Global"), a leading developer of SOFC technology, headquartered in Calgary, Canada. On May 28, 2004, we completed the sale of Global, and its thermoelectric generator ("TEG") product line, for proceeds of approximately U.S. $15.9 million. Our SOFC technology development group, including intellectual property, employees, and manufacturing, research and development facilities, was consolidated into FuelCell Energy, Ltd. (our Canadian subsidiary). Assets and liabilities relating to the SOFC business and the majority of Global's cash was transferred to FuelCell Energy, Ltd. and FuelCell Energy, Inc. prior to the sale. During fiscal 2005, we exited certain facilities in Canada and as a result recorded fixed asset impairment charges totaling approximately $0.9 million. In addition, we incurred approximately $0.4 million of exit costs related to these facilities, which resulted in a total loss from discontinued operations of approximately $1.3 million.

Recent Accounting Pronouncements
In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertain Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning after December 16, 2006. The Company is still evaluating the impact of this standard, however, due to the Company's current income tax position, this new standard is not expected to have a material impact on our financial statements in the first fiscal quarter of 2008.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. This

Statement is effective for the beginning of fiscal year 2009. This new Statement is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to measure most financial instruments at fair value if desired. It may be applied on a contract by contract basis and is irrevocable once applied to those contracts. The standard may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. After election of this option, changes in fair value are reported in earnings. The items measured at fair value must be shown separately on the balance sheet. This Statement is effective for the beginning of fiscal year 2009. The cumulative effect of adoption, if any, would be reported as an adjustment to beginning retained earnings. We have currently not determined the potential effect on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations," and Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements." Statement No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. Statement No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2010. The Company has currently not determined the potential effects on the consolidated financial statements.

Change in Accounting for Series 1 Preferred Shares and Derivative Liability

In the fourth quarter of 2006, the Company recorded a cumulative net charge of $0.1 million to the Consolidated Statement of Operations to correct an accounting error related to the Series 1 Preferred shares of FuelCell Energy, Ltd (a wholly-owned subsidiary of the Company). This net charge was recorded in the Consolidated Statement of Operations as a loss on derivatives of $0.2 million, which is included within interest and other income, net, and a gain related to redeemable minority interest of $0.1 million. Prior to this change in accounting, the Series 1 Preferred shares were reported in shareholders' equity as Preferred shares of subsidiary. We have concluded that these shares should be accounted for as a redeemable minority interest in FuelCell Energy, Ltd. As a result, we reclassified the Preferred shares of subsidiary totaling $10.7 million as of October 31, 2006 to Redeemable minority interest on the consolidated balance sheet. Additionally, for fiscal 2005 we reclassified to accumulated deficit the accretion of the fair value discount on the Series 1 Preferred shares and dividends paid on these shares, which had previously been reported in additional paid-in-capital. No revisions have been made to the historical Consolidated Statements of Operations.

As part of this accounting change, we determined that the Series 1 Preferred shares include embedded derivatives (the conversion feature of the security and its variable dividend obligation) which require bifurcation from the host contract and separate accounting in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This derivative liability is classified as a component of Long-term debt and other liabilities on the Consolidated Balance Sheets.

Refer to Note 11 of Notes to Consolidated Financial Statements for additional information.

NOTE 2 Equity Investments

Versa Power Systems, Inc. ("Versa") is one of our sub-contractors under the Department of Energy ("DOE") large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell-based hybrid system. Our equity investment in Versa totaled approximately $10.2 million and $11.5 million as of October 31, 2007 and 2006, respectively. Our ownership interest at October 31, 2007 was 39 percent and we account for Versa under the equity method of accounting.

During the third quarter of fiscal 2007, the Company invested $2.0 million in Versa in the form of a convertible note. This investment would bring the Company's ownership percentage in Versa to approximately 43% should this note be converted into common stock. In conjunction with this investment, the Company also received warrants for the right to purchase an additional 2,286 shares of common stock with an exercise price of $175 per share. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. Changes in the fair value of the warrants are recorded in the Consolidated Statements of Operations. The fair value of this derivative included within Investment and loan to affiliate on our Consolidated Balance Sheet as of October 31, 2007 was $0.2 million.

NOTE 3 Investments

Our short and long-term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2007 and 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
At October 31, 2007				
U.S. government obligations	**$60,634**	**$ 71**	**$ (1)**	**$60,704**
At October 31, 2006				
U.S. government obligations	$ 94,340	$ 24	$(345)	$ 94,019

Reported as:

	2007	2006
Short-term investments	**$60,634**	$81,286
Long-term investments	**–**	13,054
Total	**$60,634**	$94,340

As of October 31, 2007, short-term investment securities have maturity dates ranging from November 15, 2007 to June 30, 2008, and estimated yields ranging from 3.02 percent to 5.59 percent. Our weighted average yield on our short-term investments was 4.18% as of October 31, 2007.

NOTE 4 Inventories

The components of inventory at October 31, 2007 and October 31, 2006 consisted of the following:

	2007	2006
Raw materials	**$ 8,682**	$ 5,571
Work-in-process	**20,899**	8,550
Total	**$29,581**	$14,121

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market adjustment against gross inventory values. Our lower of cost or market adjustment, reducing gross inventory values to the reported amounts, was approximately $15.3 million and $10.8 million at October 31, 2007 and 2006, respectively.

NOTE 5 Accounts Receivable

Accounts receivable at October 31, 2007 and 2006 consisted of the following:

	2007	2006
U.S. Government:		
Amount billed	**$ 620**	$ 28
Unbilled recoverable costs	**1,835**	674
	2,455	702
Commercial Customers:		
Amount billed	**4,989**	3,447
Unbilled recoverable costs	**2,619**	5,253
	7,608	8,700
	$10,063	$9,402

The allowance for doubtful accounts was $0.06 million and $0.04 million at October 31, 2007 and 2006, respectively. Fiscal 2007 activity within the allowance for doubtful accounts included decreases totaling $0.1 million, offset by increases totaling $0.1 million.

NOTE 6 Property, Plant and Equipment

Property, plant and equipment at October 31, 2007 and 2006 consisted of the following:

	2007	2006	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**6,454**	5,996	10–26 years
Machinery, equipment and software	**53,449**	50,645	3–8 years
Furniture and fixtures	**2,468**	2,456	10 years
Equipment leased to others	**2,063**	2,063	3 years
Power plants for use under power purchase agreements	**17,743**	20,576	10 years
Construction in progress (1)	**5,009**	6,316	
	87,710	88,576	
Less, accumulated depreciation and amortization	**(48,098)**	(40,440)	
Total	**$ 39,612**	$ 48,136	

(1) Included in construction in progress are costs of approximately $0.7 million and $3.0 million at October 31, 2007 and 2006, respectively, to build power plants, which will service power purchase agreement contracts.

During fiscal 2006, the Company recorded a charge of $0.5 million related to the impairment of the 1 MW power plant that was being used to produce electricity under a power purchase agreement with the Sierra Nevada Brewing Co. This charge is included in cost of product sales and revenue on the consolidated statement of operation for fiscal 2006 and the fair value of the asset was based on an estimate of future cash flows directly associated with the use and eventual disposition of the asset. As of October 31, 2006, the Company expected the power plant to be sold, however, certain modifications were still in process to allow for the power plant to run on digester gas. In December 2006, we completed the sale of this power plant to the Sierra Nevada Brewing Co. This resulted in a $5.5 million decrease in gross property, plant and equipment, a $1.5 million decrease in accumulated depreciation and a $2.2 million decrease in liabilities related to the California Self-Generation Incentive Program which were assumed by the Sierra Nevada Brewing Co. Net cash proceeds from this transaction were $1.8 million.

Depreciation expense was $9.2 million for the years ended October 31, 2007 and 2006 and $7.8 million for the year ended October 31, 2005.

NOTE 7 Other Assets

The components of other current assets at October 31, 2007 and October 31, 2006 consisted of the following:

	2007	2006
Advance payments to vendors (1)	**$4,073**	$ 765
Interest receivable	**925**	789
Receivable for sale of common stock	**398**	—
Receivable for state research and development tax credit	**1,243**	—
Prepaid expenses and other	**1,091**	1,099
Total	**$7,730**	$2,653

(1) Advance payments to vendors related to inventory purchases. We provide for a lower of cost or market adjustment against these advance payments. This adjustment totaled approximately $1.6 million and $0.5 million at October 31, 2007 and 2006, respectively.

Other long-term assets at October 31, 2007 and 2006 primarily related to security deposits and interest receivable on loan to affiliate.

NOTE 8 Accrued Liabilities

Accrued liabilities at October 31, 2007 and 2006 consisted of the following:

	2007	2006
Accrued payroll and employee benefits	**$4,026**	$3,631
Accrued contract and operating costs	**1,858**	1,280
Reserve for long-term service agreement costs	**2,293**	1,230
Accrued taxes and other	**334**	277
Total	**$8,511**	$6,418

NOTE 9 Debt

At October 31, 2007 and 2006, debt consisted of the following:

	2007	2006
Notes payable	**$1,100**	$955
Less—current portion	**(924)**	(653)
Long-term debt	**$ 176**	$302

In April 2006, Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, entered into a loan agreement for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of the loan, together with any accrued and unpaid interest, is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. We have not made any prepayments as of October 31, 2007. The outstanding balance on this loan was $0.5 million, including $0.05 million of accrued interest, as of October 31, 2007.

In December 2006, we entered into a master equipment lease agreement for the lease of equipment. The lease agreement allows for an aggregate cost of equipment up to $2.5 million. As of October 31, 2007, we had capital lease obligations under this lease agreement of $0.3 million. Lease payment terms are thirty-six months from the date of acceptance for leased equipment.

In June 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over eight years, with payments of interest only for the first six months and then repaid in monthly installments with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. At October 31, 2007, the outstanding balance on this loan was $0.3 million and the interest rate was 7.4 percent.

Aggregate annual principal payments under the loan agreements for the years subsequent to October 31, 2007 are as follows:

2008	$380
2009	117
2010	59
	$556

The BFCP outstanding loan of $0.5 million is not included in the table above as the timing of events that would result in repayment, as outlined above, are not determinable. This loan is classified as currently payable in the Consolidated Balance Sheets.

NOTE 10 Shareholders' Equity

Options and Stock Purchase Plan
At October 31, 2007, 9.4 million shares of common stock have been reserved for issuance pursuant to our equity incentive plans and our Section 423 Stock Purchase Plan. Refer to Note—13 for additional disclosure related to these plans.

Common Stock Sales
During 2007, POSCO Power purchased approximately 3.8 million shares of our common stock for $29.0 million. We also completed a public offering of 9.4 million shares of our common stock for net proceeds of $65.4 million and sold 280,000 shares of our common stock on the open market for net proceeds of $2.3 million.

Warrants
On July 7, 2005, we issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to Enbridge Inc. (Enbridge) in conjunction with an amended distribution agreement. All previously issued warrants to Enbridge were cancelled. The warrants vest on a graduated scale based on the total number of megawatts contained in product orders and the timing of when such orders are generated by Enbridge. In October 2006 and July 2007, Enbridge placed qualifying orders resulting in vesting of 30,000 and 7,500 warrants, respectively, both with an exercise price of $9.89. The expiration dates are October 31, 2008 for the 30,000 vested warrants and October 31, 2009 for the 7,500 vested warrants. As of October 31, 2007, 212,500 warrants expired unvested and the remaining available unvested warrants totaled 750,000 with exercise prices ranging from $10.88 to $11.87 per share and expiration dates ranging from October 31, 2008 to October 31, 2011.

Investments by Strategic Partners
Three of our key business partners are shareholders of FuelCell Energy; POSCO Power, MTU Friedrichshafen GmbH and Marubeni. These business partners have less than a 10 percent ownership interest in the Company and do not exercise management control over the business.

NOTE 11 Preferred Stock

Redeemable Series B Preferred Shares
On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B Preferred Stock to the Initial Purchasers.

At October 31, 2007 and 2006, there were 250,000 authorized and there were 64,120 shares issued and outstanding. The carrying value of the Series B Preferred Stock outstanding as of October 31, 2007 and 2006 represents net proceeds to us of approximately $60.0 million. During fiscal 2006, we converted 41,755 shares of Series B Preferred Stock (the "Shares") into 3,553,615 shares of our common stock. The conversion occurred pursuant to the terms of the Certificate of Designation for the Series B Preferred Stock, whereby upon conversion, the holders received 85.1064 shares of our common stock per share of Series B Preferred Stock. In addition, pursuant to the conversion of the Shares, we paid the holders of the Shares a per Share conversion premium ("Conversion Premium"). The aggregate Conversion Premium was $4.3 million, which has been recorded as a dividend.

The following is a summary of certain provisions of our Series B preferred stock. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking
Shares of our Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

- senior to shares of our common stock;
- junior to our debt obligations; and
- effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Dividends
The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

The dividend rate on the Series B preferred stock is subject to upward adjustment as set forth in the certificate of designation of the Series B preferred stock if we fail to pay, or to set apart funds to pay, dividends on the shares of our Series B preferred stock for any quarterly dividend period. The dividend rate on the Series B preferred stock is also subject to upward adjustment as set forth in the registration rights agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred shares (or the underlying common shares) set forth in the registration rights agreement.

No dividends or other distributions may be paid or set apart for payment upon our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds or shares of common stock therefore have been set apart on our Series B preferred stock.

We may pay dividends on the Series B preferred stock:

- in cash; or
- at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market.

Liquidation
The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion
A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the

occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead accumulated dividends, if any, will be cancelled.

On or after November 20, 2009, we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B preferred stock.

If holders of shares of our Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described below and in the certificate of designation), we will in certain circumstances discussed below increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the certificate of designation.

The adjustment of the conversion price of the Series B preferred stock is to prevent dilution of the interests of the holders of the Series B preferred shares, including on account of the following:

- Issuances of common stock as a dividend or distribution to holders of our common stock;
- Common stock share splits or share combinations;
- Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
- Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

Shares of our Series B Preferred Stock will not be redeemable by us, except in the case of a fundamental change (as described below and in the certificate of designation) whereby holders may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B Preferred Stock to be repurchased, plus accrued and unpaid dividends, if any. We may, at our option, elect to pay the redemption price in cash or in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

Redemption by holders of the Series B Preferred Stock can only occur upon a fundamental change, which the Company does not consider to be probable at this time. Accordingly, future adjustments of the redemption price will only be made if and when a fundamental change is considered probable.

A "fundamental change" will be deemed to have occurred if any of the following occurs:

(1) any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;

(3) the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to repurchase their shares if either:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;
- at least 90% of the consideration, excluding cash payments for fractional shares and in respect of dissenters' appraisal rights, in the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of number 4 above of a fundamental change event, the transaction is effected solely to change our jurisdiction of incorporation.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation for the Series B preferred stock). In each such case, the holders of shares of our Series B preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series B preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series B preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series B preferred stock to vote for directors.

So long as any shares of our Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series B preferred stock.

Series 1 Preferred Shares—Redeemable Minority Interest
In conjunction with our acquisition of Global, we assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. As discussed in more detail within Note 1, the consolidated financial statements included herein reflect the correction of an accounting error for the Series 1 Preferred shares, which are now accounted for as a redeemable minority interest in FuelCell Energy, Ltd. Prior to this accounting change, the Series 1 Preferred shares were accounted for in shareholders' equity. Additionally, we determined that the Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," because they are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The derivatives embedded within the Series 1 Preferred shares are discussed in more detail below.

As of November 3, 2003, the acquisition date of Global, the fair value of the Series 1 Preferred shares was determined using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows are estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. Because the Series 1 Preferred shares were issued as a replacement of the Series 2 Preferred shares with equivalent terms and dividend requirements, the Company determined that the fair value of the Series 1 Preferred shares determined on the acquisition date of Global was equivalent to the Series 2 Preferred shares. The fair value of the Series 1 Preferred shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of October 31, 2007, the Series 1 Preferred shares had an accreted value of $11.9 million.

The significant terms of the Series 1 Preferred stock include the following:

Voting Rights—The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FuelCell Energy, Ltd., but shall be entitled to receive notice of meetings of shareholders of FuelCell Energy, Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.

Dividends—Quarterly dividends of Cdn.$312,500 accrue on the Series 1 Preferred shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc. ("Enbridge"), the sole current holder of the Series 1 Preferred shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. Using an exchange rate of Cdn.$1.0478 to U.S.$1.00 (exchange rate on October 31, 2007), cumulative unpaid dividends and accrued interest of approximately $7.7 million on the Series 1 preferred shares were outstanding as of October 31, 2007. Subsequent to 2010, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn.$1.25 million so long as the Series 1 Preferred shares remain outstanding. The Company has guaranteed the dividend obligations to the Series 1 Preferred shareholders. During the year ended October 31, 2007, we paid cash dividends totaling Cdn. $500,000 to Enbridge.

Dividend and accrued interest payments can be made in cash or common stock, at the option of FuelCell Energy, Ltd., and such shares issuable may be unregistered. If the Company elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95% of the volume weighted average price in U.S. dollars at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.

Redemption—FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of our common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends. On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn.$25 per share and any accrued and unpaid dividends. Holders of the Series 1 Preferred shares do not have any mandatory or conditional redemption rights.

Liquidation or Dissolution—In the event of the liquidation or dissolution of the Company, the holder of Series 1 Preferred shares will be entitled to receive a priority of Cdn.$25,000,000 and any accrued and unpaid dividends. These liquidation obligations have been guaranteed by the Company.

Conversion—A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of the Company at the following conversion prices:

- Cdn$120.22 per share of our common stock until July 31, 2010;
- Cdn$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;
- Cdn$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and
- at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn.$) of shares of our common stock at the time of conversion.

Conditions Resulting in Adjustments to Conversion Rate—The conversion rate set forth above shall be adjusted if we: (i) split our shares of common stock; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to our common stockholders enabling them to acquire our common stock at a price less than 95% of the then-current price; or (iv) fix a record date to distribute to our common stockholders shares of any class of securities, indebtedness or assets.

Derivative Liability Related to Series 1 Preferred Shares
In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the conversion feature and variable dividend contained in the terms governing the Series 1 Preferred shares are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Accordingly, these features qualified as embedded derivative instruments and, because they do not qualify for any scope exception within SFAS No. 133, they are required to be accounted for separately and recorded as derivative financial instruments.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred security, it is assumed that the Company will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45% quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5% quarterly dividend payment stream, and the value of stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the preferred security is assumed to be force converted.

The assumptions used in both valuation models discussed above include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of the Company's common stock to determine the fair value of the derivatives. The aggregate fair value of these derivatives included within Long-term debt and other liabilities on our Consolidated Balance Sheet as of October 31, 2007 was $0.3 million.

NOTE 12 Segment Information and Major Customers

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-wide Information

Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

Years ended October 31,	**2007**	2006	2005
Revenues:			
U.S.	**$31,687**	$26,584	$22,178
Canada	**3,587**	—	—
Germany	**5,153**	4,097	2,648
Japan	**1,363**	1,660	5,544
South Korea	**6,444**	947	—
Total	**$48,234**	$33,288	$30,370

Information about Major Customers

We contract with a small number of customers for the sale of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total net revenues during the three years ended October 31, 2007 are as follows:

Years ended October 31,	**2007**	2006	2005
U.S. Government (1)	**31%**	34%	40%
MTU CFC	**11%**	12%	*%
POSCO	**13%**	*%	*%
County of Alameda, CA	***%**	*%	10%
Marubeni	***%**	*%	18%

* Less than 10 percent of total revenues in period.

(1) Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

NOTE 13 Benefit Plans

The Company has an employee savings plan, shareholder approved equity incentive plans and a shareholder approved Section 423 Stock Purchase Plan (the "ESPP"), which are described in more detail below.

Employee Savings Plans

The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in December 2006. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full time employees and provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. Under this plan, we charged to expense $1.3 million during fiscal years ended October 31, 2007 and 2006 and $1.2 million during the fiscal year ended October 31, 2005.

Equity Incentive Plans

The Board adopted the 1998 and 2006 Equity Incentive Plans (collectively, "the Plans"). Under the terms of the Plans, 8.5 million shares of common stock may be granted as options or stock to our officers, key employees and directors. As of October 31, 2007, 2.1 million shares were available for grant. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year and have a ten-year maximum term. There were no stock appreciation rights outstanding at October 31, 2007 or 2006.

On November 1, 2005, we adopted SFAS No. 123R, "Share-Based Payment," utilizing the modified prospective approach. This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," which we used to account for share-based compensation transactions prior to November 1, 2005. The compensation expense for Share-Based Plans is recognized on a straight-line basis over the vesting period of each award.

Share-based compensation included in the Consolidated Statements of Operations for the fiscal years ended October 31, 2007 and 2006 was as follows:

	2007	2006
Cost of product sales and revenues	**$ 714**	$ 703
Cost of research and development contracts	**297**	206
General and administrative expense	**3,030**	2,634
Research and development expense	**1,085**	807
Total share-based compensation	**$5,126**	$4,350

There was no share-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2005. The following table illustrates the effect on net loss and net loss per basic and diluted share for fiscal 2005 as if we had applied the fair value method to our share-based compensation:

	2005
Net loss to common shareholders, as reported	$(74,263)
Add: Share-based employee compensation expense included in reported net loss	169
Less: Total share-based employee compensation expense determined under the fair value method for all awards	(7,425)
Pro forma net loss to common shareholders	$(81,519)
Loss per basic and diluted common share to common shareholders, as reported	$(1.54)
Pro forma loss per basic and diluted common share to common shareholders	$(1.69)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility for fiscal 2007 is based on a combination of the historical volatility of the Company's stock and the implied volatility from traded options. Expected volatility for fiscal 2006 and 2005 is based on the historical volatility of the Company's stock. We use historical data to estimate the expected term of options granted.

	2007	2006	2005
Expected life (in years)	**6.6**	6.3	6.3
Risk-free interest rate	**4.5%**	4.6%	4.0%
Volatility	**60.8%**	56.6%	73.0%
Dividend yield	**0%**	0%	0%

The following table summarizes the Plans' stock option activity for the year ended October 31, 2007:

	Number of options	Weighted average option price
Outstanding at October 31, 2006	6,453,404	$ 10.33
Granted	**1,008,712**	**7.35**
Exercised	**(1,294,000)**	**1.83**
Cancelled	**(842,775)**	**14.94**
Outstanding at October 31, 2007	**5,325,341**	**$11.11**

The weighted average grant-date fair value per share for options granted during the periods ended October 31, 2007, 2006 and 2005 was $4.62, $5.91 and $6.10, respectively. The total intrinsic value of options outstanding and options exercisable at October 31, 2007 was $8.8 million and $5.5 million, respectively. The total intrinsic value of options exercised during the periods ended October 31, 2007, 2006 and 2005 was $7.3 million, $2.1 million and $0.4 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2007:

	Options Outstanding			Options Exercisable	
Range of exercise prices ($)	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number exercisable	Weighted average exercise price ($)
0.27 — 5.10	343,800	1.19	1.72	343,800	1.72
5.11 — 9.92	2,422,842	7.60	7.62	1,009,455	7.44
9.93 — 14.74	1,740,081	6.47	12.12	1,117,650	12.76
14.75 — 19.56	322,618	3.34	16.83	319,493	16.84
19.57 — 24.39	237,000	3.46	23.01	237,000	23.01
24.40 — 29.21	27,000	3.24	26.15	27,000	26.15
29.22 — 34.03	168,000	3.10	29.91	168,000	29.91
34.04 — 48.49	64,000	2.95	38.50	64,000	38.50
	5,325,341	6.20	11.11	3,286,398	12.59

As of October 31, 2007, total compensation cost related to nonvested stock options not yet recognized was $8.4 million, which is expected to be recognized over the next 1.2 years on a weighted-average basis.

During fiscal 2007 and 2006, we issued 8,391 and 14,480 shares of common stock, respectively, with values of $0.07 million and $0.1 million, respectively, to directors as compensation in lieu of cash. These shares were fully vested at the date of grant.

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the "ESPP") on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period and such purchased shares have a six-month vesting period. As of October 31, 2007, there were 308,270 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits.

ESPP activity for the year ended October 31, 2007 was as follows:

	Number of Shares
Balance at October 31, 2006	355,587
Issued @ $5.63	**(22,750)**
Issued @ $5.61	**(24,567)**
Balance at October 31, 2007	**308,270**

The weighted-average grant date fair value of shares under the ESPP during fiscal 2007 was $1.94.

The fair value of shares under the ESPP are determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected life (in years)	**.5**	.5	.5
Risk-free interest rate	**5.06%**	4.6%	3.6%
Volatility	**46.7%**	50.2%	66.9%
Dividend yield	**0%**	0%	0%

Incentive Compensation

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2007 and 2006, we issued shares of common stock totaling 133,419 and 75,585, respectively, with values of $0.9 million and $0.7 million, respectively, as incentive bonus (in lieu of cash).

NOTE 14 Income Taxes

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
U.S.	**$(66,988)**	$(76,098)	$(67,017)
Foreign	**(1,686)**	(7)	83
Loss before income taxes	**$(68,674)**	$(76,105)	$(66,934)

There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2007, 2006 and 2005. Franchise tax expense, which is included in administrative and selling expenses, was $0.4 million, $0.3 million and $0.4 million for the years ended October 31, 2007, 2006 and 2005, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Statutory federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
State taxes net of federal benefit	**(4.82)%**	(11.73)%	(3.89)%
Nondeductible expenditures	**1.96%**	0.46%	0.07%
Other, net	**0.84%**	0.69%	(1.64)%
Valuation allowance	**36.03%**	44.58%	39.46%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our federal and state deferred tax assets and liabilities consisted of the following at October 31, 2007 and 2006:

	2007	2006
Deferred tax assets:		
Compensation and benefit accruals	**$ 2,686**	$ 1,890
Bad debt and other reserves	**1,062**	644
Capital loss and tax credit carryforwards	**6,693**	6,188
Investment in Versa	**1,427**	924
Net operating losses	**138,545**	118,132
Lower of cost or market reserves	**6,839**	4,527
Gross deferred tax assets:	**157,252**	132,304
Valuation allowance	**(153,337)**	(128,594)
Deferred tax assets after valuation allowance	**3,915**	3,710
Deferred tax liability:		
Investment in Partnerships	**(932)**	(336)
Accumulated depreciation	**(2,983)**	(3,374)
Gross deferred tax liability	**(3,915)**	(3,710)
Net deferred tax assets (state and federal)	**$ –**	$ –

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.6 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2007, we had available, for federal and state income tax purposes, net operating loss carryforwards of approximately $400.6 million and $319.2 million, respectively. The Federal net operating loss carryforwards expire in varying amounts from 2020 through 2027 while state net operating loss carryforwards expire in varying amounts from 2011 through 2027. Additionally, we had approximately $6.6 million of state tax credits available as of October 31, 2007, which are available to carry forward to future years and expire at various times beginning in 2008.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2007 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have determined that there has been no ownership change as of the end of our 2005 fiscal year under Section 382. We have not completed a detailed Section 382 study to determine if any of the NOL and credits generated will be subject to limitation for fiscal 2006 or 2007, but because of our tax position, no material ownership percentage changes and full valuation allowance, we would not expect any impact to our Consolidated Statement of Operations.

NOTE 15 Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	2007	2006	2005
Weighted average basic common shares	**61,990,555**	51,046,843	48,261,387
Effect of dilutive securities (1)	**–**	–	–
Weighted average basic common shares adjusted for diluted calculations	**61,990,555**	51,046,843	48,261,387

(1) We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. Future potentially dilutive stock options that were in-the-money at October 31, 2007, 2006 and 2005 totaled 2.9 million, 1.9 million and 2.8 million, respectively. Future potentially dilutive stock options that were not in-the-money at October 31, 2007, 2006 and 2005 totaled 2.4 million, 4.5 million and 3.0 million, respectively. We also have future potentially dilutive warrants issued, which vest and expire over time. As of October 31, 2007, 37,500 warrants were vested with an exercise price of $9.89. At October 31, 2007, we also had 750,000 unvested warrants. Refer to Note 10 for further information on warrants.

NOTE 16 Commitments and Contingencies

Lease Agreements

In December 2006, we entered into a master equipment lease agreement for the lease of equipment. The lease agreement allows for an aggregate cost of equipment up to $2.5 million. As of October 31, 2007, we had capital lease obligations under this lease agreement of $0.3 million. Lease payment terms are thirty-six months from the date of acceptance for leased equipment.

We also lease certain computer and office equipment, the Torrington, CT manufacturing facility and additional manufacturing space in Danbury, CT, under operating leases expiring on various dates through 2011. Rent expense was $1.1 million for the fiscal year ended October 31, 2007 and $1.2 million for the fiscal years ended October 31, 2006 and 2005.

For rental and lease agreements as of October 31, 2007, aggregate minimum annual payments for the years subsequent to October 31, 2007 are as follows:

2008	$ 930
2009	914
2010	573
2011	85
	$2,502

Service and Warranty Agreements

Once a fuel cell is installed at a customer site, the Company generally provides a warranty period on certain components. As the product models are still in development and the Company has limited operating experience on the fielded fleet, warranty costs are expensed when they can be reasonably estimated or as incurred.

In addition to the standard product warranty, certain customers have agreed to extended service agreements, typically a five year term, whereby they will contract with us to provide routine maintenance, minimum operating levels and warranty on certain parts.

Power Purchase Agreements

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA's as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the Consolidated Balance Sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Royalty Agreements

We have royalty agreements with MTU CFC, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.4 million of royalty expense under these agreements. Through October 31, 2007, we have not paid any royalties. In connection with certain contracts and grants from the DOE, we have agreed to pay the DOE 10 percent of the annual license income received from MTU CFC, up to $0.5 million in total. Through October 31, 2007, we have paid the DOE a total of $0.5 million.

Legal Proceedings

On November 14, 2005, Zoot Properties, LLC and Zoot Enterprises, Inc. ("Zoot") commenced an action in the U.S. District Court for the District of Montana, Butte Division against the Company and one of our distribution partners, PPL Energy Services Holding, LLC. The lawsuit alleged that the plaintiffs purchased fuel cells from PPL that were manufactured by the Company, and that these fuel cells failed to perform as represented and warranted. Zoot sought rescission of the contract with PPL, totaling approximately $2.5 million. We reached a settlement agreement on this lawsuit resulting in payments by the Company during the third quarter of 2007, net of insurance, of $0.8 million in exchange for the power plants which were recorded in inventory at this amount. As a result, there was no impact on the Company's Consolidated Statement of Operations from this settlement.

NOTE 17 Supplemental Cash Flow Information

The following represents supplemental cash flow information:

Years Ended October 31,	2007	2006	2005
Cash paid during the period for:			
Interest	**$ 84**	$102	$ 100
Supplemental disclosure of non-cash investing and financing activities:			
Assets and liabilities, net, invested in Versa Power Systems, Inc.	**$ –**	$ –	$12,132
Impact on investing activities resulting from the sale of a power plant to Sierra Nevada Brewing Co. (1)	**(3,943)**	–	–
Accrued Employee Stock Purchase Plan	**128**	140	–
Common stock issued for employee annual incentive bonus	**942**	717	506

(1) In December 2006, we completed the sale of the 1 MW power plant that had been operating under a power purchase agreement to the Sierra Nevada Brewing Co. The net book value of the asset of approximately $3.9 million, which was recorded in property, plant and equipment as of October 31, 2006, was recorded in cost of product sales and revenues upon the sale of the asset. In addition, this sale resulted in the assumption by the buyer of certain of our incentive fund liabilities resulting in a $2.2 million decrease in deferred revenue liabilities, which was recorded in cost of product sales and revenues. Net cash proceeds from this transaction were $1.8 million, which is included within operating activities on the Consolidated Statement of Cash Flows. Refer also to Note 6—Property, Plant and Equipment.

NOTE 18 Quarterly Information (Unaudited)

The following tables contain selected unaudited Consolidated Statement of Operations data for each quarter of fiscal years 2007 and 2006. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year Ended October 31, 2007:					
Revenues	**$ 6,834**	**$ 11,383**	**$ 13,544**	**$ 16,473**	**$ 48,234**
Operating loss	**(19,764)**	**(18,534)**	**(17,733)**	**(17,114)**	**(73,145)**
Net loss	**(19,236)**	**(18,004)**	**(15,440)**	**(15,994)**	**(68,674)**
Preferred stock dividends	**(802)**	**(802)**	**(802)**	**(802)**	**(3,208)**
Net loss to common shareholders	**(20,038)**	**(18,806)**	**(16,242)**	**(16,796)**	**(71,882)**
Loss per basic and diluted common share:					
Net loss to common shareholders	**$(0.38)**	**$(0.32)**	**$(0.24)**	**$(0.25)**	**$(1.16)**
Year Ended October 31, 2006:					
Revenues	$ 5,944	$ 9,534	$ 8,683	$ 9,127	$ 33,288
Operating loss	(16,437)	(19,008)	(20,145)	(25,451)	(81,041)
Net loss	(15,075)	(18,058)	(18,712)	(24,260)	(76,105)
Preferred stock dividends	(1,595)	(5,462)	(1,082)	(802)*	(8,117)*
Net loss to common shareholders	(16,670)	(23,520)	(19,794)	(25,062)*	(84,222)*
Loss per basic and diluted common share:					
Net loss to common shareholders	$(0.34)	$(0.48)	$(0.37)	$(0.47)	$(1.65)

* As a result of the correction made in the fourth quarter of 2006 related to a prior period accounting error, which is discussed in Note 1 of Notes to Consolidated Financial Statements, the fourth quarter and full year 2006 presentation of preferred stock dividends and net loss to common shareholders in the Consolidated Statement of Operations does not include dividends earned on the Series 1 Preferred stock. The Company did not revise periods prior to fourth quarter 2006 and therefore, the quarterly information for preferred stock dividends and net loss to common shareholders does not total to the full year 2006.

Performance Graph

The following graph compares the annual change in the Company's cumulative total shareholder return on its Common Stock for the five fiscal years ended October 31, 2007 with the cumulative total return on the Russell 2000 and a peer group consisting of Standard Industry Classification ("SIC") Group Code 369 companies listed on The American Stock Exchange, Nasdaq Global Market and New York Stock Exchange for that period. It assumes $100 invested on November 1, 2002 with dividends reinvested.



DOLLARS
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FUELCELL ENERGY, INC.
SIC CODE INDEX
RUSSELL 2000 INDEX

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure
Our exposures to market risk for changes in interest rates relate primarily to our investment portfolio and long-term debt obligations. Our investment portfolio as of October 31, 2007 includes U.S. Treasury instruments with maturities averaging three months or less, as well as U.S. Treasury notes with fixed interest rates with maturities through June 30, 2008. Cash is invested overnight with high credit quality financial institutions. Based on our overall interest exposure at October 31, 2007, including all interest rate sensitive instruments, a near-term change in interest rate movements of 1 percent would affect our results of operations by approximately $0.9 million annually.

Foreign Currency Exchange Risk
With our Canadian business entity, FuelCell Energy, Ltd., we are subject to foreign exchange risk, although we have taken steps to mitigate those risks where possible. As of October 31, 2007, approximately $0.4 million (less than one percent) of our total cash, cash equivalents and investments was in currencies other than U.S. dollars. The functional currency of FuelCell Energy, Ltd. is the U.S. dollar. We also make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Derivative Fair Value Exposure
As discussed in more detail within Note 11 of Notes to Consolidated Financial Statements, we have determined that our Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within Long-term debt and other liabilities on our Consolidated Balance Sheet as of October 31, 2007 was $0.3 million. The fair value of these derivatives is based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the Consolidated Statement of Operations. For example, a 25% increase from the closing price of our common stock at October 31, 2007 would result in an increase in the fair value of these derivatives and a charge to the Consolidated Statement of Operations of approximately $0.1 million, assuming all other assumptions remain the same.

As discussed in more detail within Note 2 of Notes to Consolidated Financial Statements, we have determined that the 2,286 warrants received in conjunction with our investment in Versa during the third fiscal quarter of 2007 represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of this derivative included within Investment and loan to affiliate on our Consolidated Balance Sheet as of October 31, 2007 was $0.2 million. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the Consolidated Statement of Operations. For example, a 10 percent increase in the volatility assumption used at October 31, 2007 would result in an increase in the fair value of this derivative and a charge to the Consolidated Statement of Operations of approximately $14 thousand, assuming all other assumptions remain the same.

Shareholder Information

Corporate Office
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203.825.6000

Form 10-K
A copy of the Annual Report on Form 10-K for the year ended October 31, 2007, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form10-K for the year ended October 31, 2007. You may request a copy by writing to Shareholder Relations at the address below.

Company Contacts
For additional information about FuelCell Energy, Inc. please contact:

FuelCell Energy, Inc.
Shareholder Relations
3 Great Pasture Road
Danbury, CT 06813-1305

Registrar and Transfer Agent
Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
212.509.4000
www.continentalstock.com

Auditors
KPMG LLP

Legal Counsel
Robinson & Cole LLP

Annual Meeting
The Annual Meeting of Shareholders will be held Friday, April 4, 2008, at 10:00 a.m. at The Sheraton Danbury Hotel, 18 Old Ridgebury Road, Danbury, CT.

Corporate Website
www.fuelcellenergy.com

Common Stock Price Information
Our Company's common stock trades under the symbol "FCEL" on the Nasdaq National Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Stock Market during the indicated quarters.

COMMON STOCK	HIGH	LOW
Year Ended October 31, 2007		
First Quarter	**$ 7.37**	**$5.84**
Second Quarter	**$ 9.30**	**$6.15**
Third Quarter	**$ 8.40**	**$6.30**
Fourth Quarter	**$10.57**	**$7.22**
Year Ended October 31, 2006		
First Quarter	$ 10.90	$ 7.90
Second Quarter	$ 15.00	$ 9.22
Third Quarter	$ 13.97	$ 8.29
Fourth Quarter	$ 9.90	$ 6.59

Common Stock Dividend Policy
No cash dividends have been declared or paid by the Company on its common stock since its inception.


FSC
Mixed Sources

Non-Discrimination Statement
In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information or any other characteristic protected by law.

Officers and Directors

OFFICERS

R. Daniel Brdar
Chairman, President and
Chief Executive Officer

Christopher R. Bentley
Executive Vice President
Government R&D Operations,
Strategic Manufacturing
Development

Bruce A. Ludemann
Senior Vice President
Sales and Marketing

Joseph G. Mahler
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer,
Corporate Strategy

BOARD OF DIRECTORS

R. Daniel Brdar [2]

Christof von Branconi

Richard A. Bromley [3]

Glenn H. Epstein [4]

James D. Gerson [3, 5]

Thomas L. Kempner [2, 5]

William A. Lawson [4]

George K. Petty [2, 3, 4]

John A. Rolls [1, 3, 5]

Togo Dennis West, Jr.

1 Lead Independent Director
2 Executive Committee
3 Audit and Finance Committee
4 Compensation Committee
5 Nominating and Corporate Governance Committee

R. Daniel Brdar
President, Chief Executive Officer and Chairman of the Board of Directors

Mr. Brdar has been Chairman of the Board of Directors since January 2007, Chief Executive Officer since January 2006 and President since August 2005. Mr. Brdar, previously FuelCell Energy's Executive Vice President and Chief Operating Officer, joined the Company in 2000. Mr. Brdar has also held senior management positions at General Electric Power Systems and the Office of Power Systems Product Management at the U.S. Department of Energy.

Christof von Branconi
Executive Vice President and Chief Operating Officer of Tognum's Onsite Energy Systems & Components Division

Tognum employs over 8,000 people, has revenues of €2.5 billion and specializes in the production of high-speed diesel engines, propulsion systems for ships, heavy land and rail vehicles as well as decentralized energy systems and industrial drive systems. Mr. von Branconi has also held executive level financial, engineering and operating positions for Lurgi AG, Polyamid, and ThyssenKrupp HiServ.

Richard A. Bromley
Retired Vice President-Law and Government for AT&T

Mr. Bromley recently retired as Vice President-Law and Government Affairs at AT&T. During his 38-year career at AT&T, he served as an attorney for Pacific Northwest Bell, Western Electric, Bell Labs, and as a general attorney in AT&T's New York headquarters. As VP-Law and Government Affairs, Mr. Bromley was responsible for all of AT&T's legal, regulatory and governmental matters west of the Mississippi. He is a member of the bar in California, New York, Washington, and Oregon, as well as the United States Supreme Court.

Glenn H. Epstein
Former Chairman and Chief Executive Officer of Intermagnetics General Corporation

Mr. Epstein began his career as an engineer at General Electric before moving to the U.K. to take on progressive management roles with Oxford Instruments plc. Mr. Epstein joined Intermagnetics in 1997 as President and COO, took over as CEO in 1999 and was elected Chairman in 2002. Mr. Epstein led Intermagnetics through high growth and expansion until negotiating the sale of Intermagnetics to Royal Philips for $1.3 billion last year. He recently left Philips after leading a successful integration of both companies' magnetic resonance imaging businesses.

James D. Gerson
Private Investor

Mr. Gerson is a Board member of several public and private companies and civic organizations including Ciprico, Inc., I-Light Technologies, Zipcar, Inc. and VE Enterprises, and is Chairman of the Board of Evercel, Inc. Prior to its 2007 merger with Schneider Electric, Mr. Gerson also served as a Director of American Power Conversion Corp. Mr. Gerson was previously a Vice President of Fahnestock & Co., Inc. (now Oppenheimer & Co.) where he held a variety of positions in the corporate finance, research and portfolio management areas.

Thomas L. Kempner
Chairman and Chief Executive Officer of Loeb Partners Corporation

Mr. Kempner has been Chairman and Chief Executive Officer of Loeb Partners Corporation since 1979 and a general partner of Loeb Investors Co. LXXV, an investment partnership and an affiliate of Loeb Partners Corporation. Mr. Kempner is also a Director of IGENE Biotechnology, Inc., Dyax Corporation, Intersections, Inc. and Director Emeritus of Northwest Airlines, Inc.

William A. Lawson
Retired Chairman of the Board of Newcor, Inc.

Newcor designed and manufactured products principally for the automotive, heavy-duty, agricultural and industrial markets and focused on two core competencies: precision machined components and molded rubber and plastic products. Newcor operated six companies with 1,000 employees and now operates as part of EXX, Inc. Mr. Lawson was also President of W. A. Lawson Associates, an industrial and financial consulting firm.

George K. Petty
Former President and Chief Executive Officer of Telus Corporation

Telus Corporation is Canada's second largest telecommunications company. Previously, Mr. Petty was Vice President of Global Business Service for AT&T and Chairman of the Board of World Partners, the Global Telecom Alliance. Mr. Petty is a Director of Enbridge, Inc., Enbridge Energy Partners, L.P., Enbridge Energy Management, Inc. and Enbridge Energy Company, Inc. Enbridge is a global energy transportation and distribution company with $C12 billion in sales and 4,900 employees.

John A. Rolls
Managing Partner of Core Capital Group, a private investment partnership

Mr. Rolls was the President and Chief Executive Officer of Deutsche Bank North America. Previously he was Executive Vice President and Chief Financial Officer of United Technologies, Senior Vice President and Chief Financial Officer of RCA and the Treasurer of Monsanto Company. Mr. Rolls is a Director of AbitibiBowater Inc. and a Director of MBIA Corporation.

Togo Dennis West, Jr.
Chairman of TLI Leadership Group and of Noblis, Inc.

Mr. West was U.S. Secretary of the Army and U.S. Secretary of Veterans Affairs. He has practiced law as a partner in the New York law firm of Patterson, Belknap, Webb and Tyler and was of counsel to the D.C. based law firm of Covington & Burling. Mr. West also served as General Counsel to the Departments of Defense and the Navy. Prior to his appointment with the Army, he was Senior Vice President for Government Affairs with Northrop Corporation. More recently, he was President and CEO of the Joint Center for Political and Economic Studies. Mr. West serves on the Boards of Krispy Kreme Doughnuts, Inc. and AbitibiBowater Inc.



FuelCell Energy

CORPORATE OFFICE

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203.825.6000

SALES OFFICES

Eastern Region

John Franceschina
jfranceschina@fce.com

Frank Wolak
fwolak@fce.com

Richard Shaw
rshaw@fce.com

Western Region

William Karambelas
wkarambelas@fce.com

Joseph Heinzmann
jheinzmann@fce.com

Jeff Cox
jcox@fce.com

Richard Kriete
rkriete@fce.com

Washington, D.C.

Andy Skok
askok@fce.com

Canada

Andy Skok
askok@fce.com

International

Ben Toby
btoby@fce.com

DISTRIBUTION PARTNERS

Alliance Power, Inc.

American Wind Power & Hydrogen LLC

Caterpillar Inc.

CFC Solutions GmbH

Chevron Energy Solutions

Enbridge Inc.

The Linde Group

LOGANEnergy, Corp.

Manuel Bros., Inc.

Marubeni Corporation

MISCO

Pfister Energy

POSCO Power

PowerHouse Energy

PPL Energy Plus

Silverwood Energy

Western Energy Marketers LLC

END